================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 August 18, 2006

                                   ----------

                       Commission File Number: 333-130901

                                   ----------

                             MACRO BANSUD BANK INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its Charter)

                                   ----------

                                  Sarmiento 447
                              Buenos Aires C1 1041
                              Tel: 54 11 5222 6500
              -----------------------------------------------------
              (Address of registrant's principal executive offices)

                                   ----------

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F  [X]                 Form 40-F   [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                 Yes        [ ]                 No          [X]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                 Yes        [ ]                 No          [X]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes        [ ]                 No          [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

================================================================================

                           FINANCIAL STATEMENTS AS OF
                                  JUNE 30, 2006

REGISTERED OFFICE: Sarmiento 447 - Buenos Aires.

CORPORATE PURPOSE AND MAIN BUSINESS: Commercial bank.

BCRA (CENTRAL BANK OF ARGENTINA): Authorized as Argentine private bank under
                                  No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:

Under No. 1,154 By laws book No. 2 Fo. 75, dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION:  March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY):

Under No. 9,777 - Book No. 119 Volume A, Corporations Book, dated October 8,
1996.

REGISTRATION DATES OF AMENDMENTS TO THE BY LAWS:

August 18, 1972; August 10, 1973; July 15, 1975; May 30, 1985; September 3,
1992; May 10, 1993; November 8, 1995; October 8, 1996; March 23, 1999; September
6, 1999; June 10, 2003; December 17, 2003; September 14, 2005; February 8, 2006.

                                  DOCUMENTATION
                                  -------------

o   Limited Review Report on Interim Financial Statements
o   Balance sheets of Banco Macro Bansud S.A.
o   Statements of income of Banco Macro Bansud S.A.
o   Statements of changes in shareholders' equity of Banco Macro Bansud S.A.
o   Statements of cash flows of Banco Macro Bansud S.A.
o   Notes to the financial statements of Banco Macro Bansud S.A.
o   Exhibits A through L and N of Banco Macro Bansud S.A.
o   Consolidated balance sheets
o   Consolidated statements of income
o   Consolidated statements of cash flows
o   Consolidated statements of debtors by situation
o   Notes to the financial statements consolidated with subsidiaries

LIMITED REVIEW REPORT
ON THE INTERIM-PERIOD FINANCIAL STATEMENTS

Translation into English - Originally issued in Spanish
See Note 22 to the Financial Statements

To the Directors of
BANCO MACRO BANSUD S.A.
Sarmiento 447
City of Buenos Aires
--------------------

1. We have performed a limited review of the accompanying balance sheet of BANCO MACRO BANSUD S.A. as of June 30, 2006, and the related statements of income, changes in shareholders' equity, and cash flows for the six-month period then ended. We have also performed a limited review of the accompanying consolidated balance sheet of BANCO MACRO BANSUD S.A. and its subsidiaries as of June 30, 2006, and the related consolidated statements of income and cash flows for the six-month period then ended, which are disclosed as supplementary information. These financial statements are the responsibility of Bank's Management.

2. We conducted our limited review in accordance with the standards of FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 7 applicable to a limited review of interim-period financial statements and with the "Minimum external auditing standards" issued by the BCRA (Central Bank of Argentina) applicable to the review of quarterly financial statements. Under such standards, a limited review consists primarily in applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

3. As described in note 5 to the accompanying financial statements, the financial statements mentioned in paragraph 1 have been prepared by the Bank in accordance with the accounting standards established by the BCRA, which differ from the professional accounting standards approved by the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) in certain valuation and disclosure aspects described in the abovementioned note. Such note does not quantify some of the effects of these departures. However, the Bank estimates that they are significant.

4. As further explained in note 22, certain accounting practices of the Bank used in preparing the accompanying financial statements that conform to the accounting standards set forth by the Central Bank, may not conform to the accounting principles generally accepted in other countries.

5. Based on our review work, we have not become aware of any facts or circumstances that would require making significant changes to the financial statements mentioned in paragraph 1 above for them to be presented in accordance with the standards established by the BCRA and, except for the effects of what is mentioned in the third paragraph, with professional accounting standards effective in the City of Buenos Aires, Argentina.

6. In connection with the balance sheets of BANCO MACRO BANSUD S.A. and BANCO MACRO BANSUD S.A. and its subsidiaries as of December 31, 2005, and the statements of income, changes in shareholders' equity and cash flows of BANCO MACRO BANSUD S.A. and BANCO MACRO BANSUD S.A. and its subsidiaries for the six-month period ended June 30, 2005, presented for comparative purposes, we report that:

     a) On February 27, 2006, we issued an audit report on the financial statements of BANCO MACRO BANSUD S.A. and BANCO MACRO BANSUD S.A. and its subsidiaries as of December 31, 2005, which included qualifications for departures from professional accounting standards effective in the City of Buenos Aires, Argentina. We have not audited any financial statements as of any date or for any period subsequent to December 31, 2005.

     b) On August 10, 2005, we issued a limited review report on the financial statements of BANCO MACRO BANSUD S.A. and BANCO MACRO BANSUD S.A. and its subsidiaries for the six-month period ended June 30, 2005, which contained exceptions to the application of the professional accounting standards effective in the City of Buenos Aires, Argentina. In addition, such report contained an uncertainty related to the constitutional rights protection actions (amparos) filed in connection with the deposits switched into pesos. As mentioned in note 18 to the accompanying financial statements, it is estimated that the possible remaining effect of such actions is not significant based on the financial statements taken as a whole. Therefore, our current negative assurance on the stand-alone and consolidated financial statements as of June 30, 2005, is no longer affected by such uncertainty.

7.   In compliance with current legal requirements, we further report that:

     a) The financial statements mentioned in paragraph 1 have been transcribed to the Inventory and Financial Statements book.

     b) The financial statements of BANCO MACRO BANSUD S.A. arise from books kept, in all formal aspects, pursuant to current legal requirements and BCRA regulations.

     c) As of June 30, 2006, the liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank's books, amounted to Ps. 2,471,127, none of which was due and payable as of that date.

          Buenos Aires,
            August 10, 2006

                                      PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
                                           C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

                                                  NORBERTO M. NACUZZI
                                                        Partner
                                         Certified Public Accountant (U.B.A.)
                                         C.P.C.E.C.A.B.A. Vol. 196 - Fo. 142

BANCO MACRO BANSUD S.A.

Name of the undersigned auditor                  Norberto M. Nacuzzi
Professional association                         Pistrelli, Henry Martin y Asociados S.R.L.
Report for the quarter ended 06/30/2006          8

                                 BALANCE SHEETS
                   AS OF JUNE 30, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish - See Note 22)
                     (Figures stated in thousands of pesos)

                                                                   06/30/2006     12/31/2005
                                                                  ------------   ------------
ASSETS

A. CASH
   Cash on hand                                                        236,541        229,528
   Due from banks and correspondents                                   857,328        454,552
                                                                  ------------   ------------
                                                                     1,093,869        684,080
                                                                  ------------   ------------
B. GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
   Holdings in investment accounts                                           -        105,416
   Holdings for trading or financial intermediation                    356,439         97,232
   Unlisted government securities                                           57         36,434
   Instruments issued by the Central Bank of Argentina                 806,422      1,580,858
   Investments in listed private securities                             11,519         32,608
   less: Allowances (Exhibit J)                                           (296)          (483)
                                                                  ------------   ------------
                                                                     1,174,141      1,852,065
                                                                  ------------   ------------
C. LOANS (Exhibits B, C and D)
   To the non-financial government sector                              388,540        402,029
   To the financial sector                                              48,490         74,579
   To the non-financial private sector and foreign residents
     Overdrafts                                                        676,342        279,469
     Documents                                                         233,983        311,751
     Mortgage loans                                                    167,707        139,849
     Pledged loans                                                      73,175         67,788
     Personal loans                                                    576,438        385,721
     Credit cards                                                      196,604        162,701
     Other (Note 6.1)                                                  609,976        551,789
     Accrued interest, adjustments, foreign exchange
      and quoted price differences receivable                           36,123         32,850
   less: Unposted payments                                                   -         (6,050)
   less: Unearned discount                                              (6,467)        (7,347)
   less: Allowances (Exhibit J)                                       (121,869)      (206,389)
                                                                  ------------   ------------
                                                                     2,879,042      2,188,740
                                                                  ------------   ------------

                                                                  Jorge H. Brito
                                                                   Chairperson

BANCO MACRO BANSUD S.A.

                                                                   06/30/2006     12/31/2005
                                                                  ------------   ------------
D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
   Central Bank of Argentina                                           195,767         69,812
   Amounts receivable from spot and forward sales
    pending settlement                                                 208,337        347,323
   Securities and foreign currency receivable from spot
    and forward purchases pending settlement                           421,121        236,609
   Premiums on options taken                                                 -            284
   Unlisted corporate bonds (Exhibits B, C and D)                          945            927
   Receivables from forward transactions without delivery of
    underlying asset                                                        55            258
   Other receivables not covered by debtors classification
    regulations (Note 6.2)                                             342,523        274,858
   Other receivables covered by debtors classification
    regulations (Exhibits B, C and D)                                   36,936         30,497
   less: Allowances (Exhibit J)                                         (3,418)        (3,735)
                                                                  ------------   ------------
                                                                     1,202,266        956,833
                                                                  ------------   ------------
E. ASSETS SUBJECT TO FINANCIAL LEASES
   Assets subject to financial leases (Exhibits B, C and D)            119,050        106,263
   less: Allowances (Exhibit J)                                         (1,357)        (1,070)
                                                                  ------------   ------------
                                                                       117,693        105,193
                                                                  ------------   ------------
F. INVESTMENTS IN OTHER COMPANIES (Exhibit E)
   In financial institutions                                           712,594        577,477
   Other                                                                27,522         28,690
   less: Negative goodwill                                                (483)          (483)
   less: Allowances (Exhibit J)                                         (1,127)        (1,148)
                                                                  ------------   ------------
                                                                       738,506        604,536
                                                                  ------------   ------------
G. OTHER RECEIVABLES
   Receivables from sale of assets (Exhibits B, C and D)                14,370          7,966
   Minimum presumed income tax - Tax Credit                             24,372         42,723
   Other (Note 6.3.)                                                    81,993         87,530
   Accrued interest and adjustments receivable from sale
    of assets (Exhibits B, C and D)                                         20         11,627
   Other accrued interest and adjustments receivable                        66             48
   less: Allowances (Exhibit J)                                        (17,002)       (16,302)
                                                                  ------------   ------------
                                                                       103,819        133,592
                                                                  ------------   ------------
H. BANK PREMISES AND EQUIPMENT, NET (Exhibit F)                        186,247        176,168
                                                                  ------------   ------------
I. OTHER ASSETS  (Exhibit F)                                           146,997        144,838
                                                                  ------------   ------------
J. INTANGIBLE ASSETS (Exhibit G)
   Goodwill                                                             18,516          1,646
   Organization and development costs                                   63,850         67,126
                                                                  ------------   ------------
                                                                        82,366         68,772
                                                                  ------------   ------------
K. ITEMS PENDING ALLOCATION                                                237            433
                                                                  ------------   ------------
TOTAL ASSETS                                                         7,725,183      6,915,250
                                                                  ============   ============

                                                                  Jorge H. Brito
                                                                   Chairperson

BANCO MACRO BANSUD S.A.

                                                                   06/30/2006     12/31/2005
                                                                  ------------   ------------
LIABILITIES

L. DEPOSITS (Exhibits H and I)
   From the non-financial government sector                            910,914        821,497
   From the financial sector                                             3,481          3,541
   From the non-financial private sector and foreign residents
     Checking accounts                                                 563,926        506,497
     Savings accounts                                                  723,163        690,732
     Time deposits                                                   2,090,372      2,129,788
     Investment accounts                                                45,918         23,724
     Other (Note 6.4.)                                                 118,774        127,213
     Accrued interest, adjustments, foreign exchange and
      quoted price differences payable                                  28,779         46,212
                                                                  ------------   ------------
                                                                     4,485,327      4,349,204
                                                                  ------------   ------------
M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
   Central Bank of Argentina (Exhibit I)
     Other                                                                 623            562
   Banks and International Institutions (Exhibit I)                    156,270        153,485
   Amounts payable for spot and forward purchases pending
    settlement                                                         320,904        172,708
   Securities and foreign currency to be delivered under spot
    and forward sales pending settlement                               338,474        372,566
   Financing received from Argentine financial institutions
    (Exhibit I)                                                         24,816         25,106
   Payables for forward transactions without delivery of
    underlying asset                                                         -             64
   Other (Note 6.5. and Exhibit I)                                     134,468        103,564
   Accrued interest, adjustments, foreign exchange and
    quoted price differences payable (Exhibit I)                        24,029         21,651
                                                                  ------------   ------------
                                                                       999,584        849,706
                                                                  ------------   ------------
N. OTHER LIABILITIES
   Other (Note 6.6.)                                                    54,754         71,883
                                                                  ------------   ------------
                                                                        54,754         71,883
                                                                  ------------   ------------
O. PROVISIONS (Exhibit J)                                              110,224        142,283
                                                                  ------------   ------------
P. SUBORDINATED CORPORATE BONDS (Exhibit I)                             12,504         12,047
                                                                  ------------   ------------
Q. ITEMS PENDING ALLOCATION                                                581            553
                                                                  ------------   ------------
TOTAL LIABILITIES                                                    5,662,974      5,425,676
                                                                  ------------   ------------
SHAREHOLDERS' EQUITY (As per related statement)                      2,062,209      1,489,574
                                                                  ------------   ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                           7,725,183      6,915,250
                                                                  ============   ============

                                                                  Jorge H. Brito
                                                                   Chairperson

BANCO MACRO BANSUD S.A.

                                                                   06/30/2006     12/31/2005
                                                                  ------------   ------------
MEMORANDUM ACCOUNTS

   DEBIT-BALANCE ACCOUNTS                                            4,683,830      4,057,524
                                                                  ------------   ------------
   Contingent                                                        1,182,429        995,148
     Guarantees received                                               877,852        845,397
     Contingent debit-balance contra accounts                          304,577        149,751
   Control                                                           2,944,944      2,603,638
     Receivables classified as irrecoverable                           429,642        462,318
     Other (Note 6.7.)                                               2,454,687      2,101,599
     Control debit-balance contra accounts                              60,615         39,721
   Derivatives                                                         556,457        458,738
     Notional value of put options taken                               111,053        133,456
     Notional value of forward transactions without delivery of
      underlying asset                                                   6,201         36,770
     Derivative debit-balance contra accounts                          439,203        288,512

   CREDIT-BALANCE ACCOUNTS                                           4,683,830      4,057,524
                                                                  ------------   ------------
   Contingent                                                        1,182,429        995,148
     Other guarantees provided covered by
      debtors classification regulations (Exhibits B, C and D)         179,055         87,184
     Other guarantees provided not covered by
      debtors classification regulations                                   999          1,474
     Other covered by
      debtors classification regulations (Exhibits B, C and D)         124,523         61,093
     Contingent credit-balance contra accounts                         877,852        845,397
   Control                                                           2,944,944      2,603,638
     Checks to be credited                                              60,615         39,721
     Control credit-balance contra accounts                          2,884,329      2,563,917
   Derivatives                                                         556,457        458,738
     Notional value of call options sold                               111,016        120,886
     Notional value of put options sold                                111,138        112,423
     Notional value of forward transactions without delivery
      of underlying asset                                              217,049         55,203
     Derivatives credit-balance contra account                         117,254        170,226

Note: The accompanying notes 1 through 22 and exhibits A through L and N are an integral part of these financial statements.

                                                                  Jorge H. Brito
                                                                   Chairperson

BANCO MACRO BANSUD S.A.

                              STATEMENTS OF INCOME
                            FOR THE SIX-MONTH PERIODS
                          ENDED JUNE 30, 2006, AND 2005
(Translation of financial statements originally issued in Spanish - See Note 22)
                     (Figures stated in thousands of pesos)

                                                                   06/30/2006     06/30/2005
                                                                  ------------   ------------
A. FINANCIAL INCOME
   Interest on cash and due from banks                                       1              1
   Interest on loans to the financial sector                             3,314          2,098
   Interests on overdrafts                                              24,012         13,029
   Interests on documents                                               10,040          8,394
   Interest on mortgage loans                                            9,372          4,092
   Interest on pledged loans                                             5,486          2,614
   Interest on credit card loans                                         8,670          4,997
   Interest on other loans                                              73,971         44,010
   Interest on other receivables from financial intermediation           6,223          6,955
   Income from government and private securities, net (Note 6.8.)       63,558         48,881
   Income from guaranteed loans - Presidential Decree
    No. 1,387/01                                                         8,532         11,112
   CER (Benchmark Stabilization Coefficient) adjustment                 29,470         61,658
   CVS (Salary Variation Coefficient) adjustment                           365            347
   Other (Note 6.9.)                                                    33,744         22,703
                                                                  ------------   ------------
                                                                       276,758        230,891
                                                                  ------------   ------------
B. FINANCIAL EXPENSE
   Interest on checking account                                          1,268            726
   Interest on savings account                                           2,065          1,060
   Interest on time deposits                                            51,654         26,978
   Interest on financing from the financial sector                         142            245
   Interest on other liabilities from financial intermediation           6,795          9,845
   Other interest                                                        3,277          2,916
   Net loss from options                                                   284            421
   CER adjustment                                                       17,520         45,800
   Other (Note 6.10.)                                                   19,857         18,999
                                                                  ------------   ------------
                                                                       102,862        106,990
                                                                  ------------   ------------
   GROSS INTERMEDIATION MARGIN - GAIN                                  173,896        123,901
                                                                  ------------   ------------
C. PROVISION FOR LOAN LOSSES                                            16,529         15,917
                                                                  ------------   ------------
D. SERVICE-CHARGE INCOME
   Related to lending transactions                                       9,110          5,019
   Related to deposits                                                  69,883         53,964
   Other fees                                                            4,815          3,128
   Other (Note 6.11.)                                                   27,043         21,507
                                                                  ------------   ------------
                                                                       110,851         83,618
                                                                  ------------   ------------

                                                                  Jorge H. Brito
                                                                   Chairperson

BANCO MACRO BANSUD S.A.

                                                                   06/30/2006     06/30/2005
                                                                  ------------   ------------
E. SERVICE-CHARGE EXPENSES
   Fees                                                                  5,401          3,579
   Other (Note 6.12.)                                                   14,778         10,689
                                                                  ------------   ------------
                                                                        20,179         14,268
                                                                  ------------   ------------
F. ADMINISTRATIVE EXPENSES
   Personnel expenses                                                   96,612         72,531
   Directors' and statutory auditors' fees                               7,559          9,985
   Other professional fees                                              14,804          8,239
   Advertising and publicity                                            10,192          5,666
   Taxes                                                                 2,579          3,113
   Other operating expenses (Note 6.13.)                                42,302         36,838
   Other                                                                 6,170          3,540
                                                                  ------------   ------------
                                                                       180,218        139,912
                                                                  ------------   ------------
   NET INCOME FROM FINANCIAL INTERMEDIATION                             67,821         37,422
                                                                  ------------   ------------
G. OTHER INCOME
   Income from long-term investments                                   108,240         53,653
   Penalty interest                                                      1,132            632
   Recovered loans and allowances reversed                              43,530         47,869
   CER adjustments                                                         246              -
   Other (Note 6.14.)                                                   18,253         22,316
                                                                  ------------   ------------
                                                                       171,401        124,470
                                                                  ------------   ------------
H. OTHER EXPENSES
   Penalty interest and charges payable to the
    Central Bank of Argentina                                               18             20
   Charges for other-receivables uncollectibility and
    other allowances                                                     8,075         12,530
   Amortization of differences from amparos                              7,679          6,855
   Other (Note 6.15.)                                                   33,920         20,601
                                                                  ------------   ------------
                                                                        49,692         40,006
                                                                  ------------   ------------
   NET INCOME BEFORE INCOME TAX                                        189,530        121,886
                                                                  ------------   ------------
I. INCOME TAX                                                           18,000              -
                                                                  ------------   ------------
   NET INCOME FOR THE PERIOD                                           171,530        121,886
                                                                  ============   ============

Note: The accompanying notes 1 through 22 and exhibits A through L and N are an integral part of these financial statements.

                                                                  Jorge H. Brito
                                                                   Chairperson

                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                            FOR THE SIX-MONTH PERIODS
                          ENDED JUNE 30, 2006, AND 2005
            (Translation of financial statements originally issued in
                             Spanish - See Note 22)
                     (Figures stated in thousands of pesos)

                                                                     06/30/2006                                      06/30/2005
                                 ----------------------------------------------------------------------------------  ----------
                                           STOCK    ADJUSTMENTS TO   EARNINGS RESERVED
                                 CAPITAL  ISSUANCE   SHAREHOLDERS'  --------------------  UNAPPROPRIATED
CHANGES                           STOCK   PREMIUMS      EQUITY        LEGAL    VOLUNTARY   EARNINGS (2)     TOTAL      TOTAL
------------------------------   -------  --------  --------------  ---------  ---------  --------------  ---------  ----------
Balances at beginning
 of the fiscal year              608,943         -           4,511    245,302        211         630,607  1,489,574   1,257,302

Distribution of unappropriated
 earnings, as approved by the
 Shareholders' Meeting of
 April 28, 2006:

- Legal reserve                        -         -               -     52,543          -         (52,543)         -           -
- Cash dividends                       -         -               -          -          -         (68,395)   (68,395)    (30,447)

Share subscription approved by
 Shareholders' Meeting of
 September 26, 2005 (1)           75,000   394,500               -          -          -               -    469,500           -

Net income for the period              -         -               -          -          -         171,530    171,530     121,886
                                 -------  --------  --------------  ---------  ---------  --------------  ---------  ----------
Balances at end of period        683,943   394,500           4,511    297,845        211         681,199  2,062,209   1,348,741
                                 =======  ========  ==============  =========  =========  ==============  =========  ==========

(1) See Note 9.
(2) See Note 19.

Note: The accompanying notes 1 through 22 and exhibits A through L and N are an integral part of these financial statements.

                                                                  Jorge H. Brito
                                                                   Chairperson

                            STATEMENTS OF CASH FLOWS
                            FOR THE SIX-MONTH PERIODS
                          ENDED JUNE 30, 2006, AND 2005
(Translation of financial statements originally issued in Spanish - See Note 22)
                     (Figures stated in thousands of pesos)

                                                                   06/30/2006     06/30/2005
                                                                  ------------   ------------
CHANGES IN CASH

Cash and cash equivalents at the beginning of the fiscal year          684,080        699,709
Increase / (Decrease) in cash and cash equivalents                     409,789         (2,631)
                                                                  ------------   ------------
Cash and cash equivalents at the end of period                       1,093,869        697,078
                                                                  ============   ============

CAUSES OF CHANGES IN CASH

CASH PROVIDED BY OPERATIONS
Financial income collected                                             280,373        237,455
Service-charge income collected                                        109,829         83,211
Financial expenses paid                                               (116,769)       (81,095)
Service-charge expenses paid                                           (20,166)       (13,861)
Administrative expenses paid                                          (170,650)      (137,498)
                                                                  ------------   ------------
Net cash provided by operating activities                               82,617         88,212
                                                                  ------------   ------------
OTHER SOURCES OF CASH
Net decrease in government and private securities                      679,210              -
Net increase in deposits                                               152,969        646,164
Net increase in other liabilities from financial intermediation        147,487        147,794
Net increase in other liabilities                                        1,954          2,429
Capital increase                                                       469,500              -
Other sources of cash                                                   35,780         31,724
                                                                  ------------   ------------
Subtotal                                                             1,486,900        828,111
                                                                  ------------   ------------
Total sources of cash                                                1,569,517        916,323
                                                                  ------------   ------------
USES OF CASH
Net increase in government and private securities                            -        622,440
Net increase in loans                                                  698,197        158,176
Net increase in other receivables from financial intermediation        231,755         28,105
Net increase in other assets                                           126,633         60,890
Cash dividends                                                          68,395         30,447
Other uses of cash                                                      34,748         18,896
                                                                  ------------   ------------
Total uses of cash                                                   1,159,728        918,954
                                                                  ------------   ------------
Increase / (Decrease) in cash and cash equivalents                     409,789         (2,631)
                                                                  ============   ============

Note: The accompanying notes 1 through 22 and exhibits A through L and N are an integral part of these statements.

                                                                  Jorge H. Brito
                                                                   Chairperson

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

1.     BRIEF HISTORY OF THE BANK

     Macro Compania Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A.

     Banco Macro S.A.'s shares have been publicly listed on the Buenos Aires Stock Exchange since November 1994 (see also note 9).

     As from 1994, Banco Macro S.A.'s market was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial banks and other banks.

     On December 19, 2001, Banco Macro S.A. entered into an agreement to acquire 59.58% of the capital stock and 76.17% of the voting rights in Banco Bansud S.A. The acquisition was effective January 4, 2002, once it was approved by the Central Bank of Argentina.

     During 2003, the shareholders decided to merge both entities with the strategic purpose of creating a financial institution based throughout Argentina. In December 2003, the merger between Banco Macro S.A. and Banco Bansud S.A. was authorized by the Central Bank of Argentina, and the Bank's name was changed to Banco Macro Bansud S.A.

     On December 22, 2004, Banco Macro Bansud S.A. received the transfer of 100% of the shares in Nuevo Banco Suquia S.A. awarded in the "Second Public Call for Bids for the Sale of Shares in Nuevo Banco Suquia S.A. owned by Banco de la Nacion Argentina and Fundacion BNA"

     Since March 24, 2006, Banco Macro Bansud S.A.'s stock is listed on the New York Stock Exchange.

     On April 28, 2006, Banco Macro Bansud S.A.'s regular and special shareholders' meeting approved the amendment to the Bank's current name to Banco Macro S.A., subject to approval by the CNV (Argentine Securities Commission). As of the date of issuance of these financial statements, such agency had not issued its decision in this respect.

     The Bank currently offers traditional bank products and services to small- and medium-size enterprises and to companies operating in regional economies, as well as to medium- and low-income individuals.

     In addition, Banco Macro Bansud S.A. performs certain transactions through its subsidiaries, including Nuevo Banco Suquia S.A., Banco del Tucuman S.A. (from May 5, 2006 - see note 2.6.), Sud Bank & Trust Corporate Limited (an entity organized and existing under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa (formerly Sud Valores S.A. Sociedad de Bolsa), Sud Inversiones & Analisis S.A., Macro Fondos S.G.F.C.I. S.A. (formerly Sud Valores S.G.F.C.I. S.A.) and Macro Valores S.A. See also note 2.7.

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

2.     BANK OPERATIONS

     2.1.   Special-relationship agreement with the Misiones Provincial
            -----------------------------------------------------------
            Government
            ----------

         Due to the merger of Banco de Misiones S.A. with and into the former Banco Macro S.A., the former Banco Macro S.A. and the Misiones Provincial Government entered into an special-relationship agreement whereby the Bank was appointed, for a term of five years as from January 1, 1996, as the Provincial Government's exclusive financial agent, as well as revenue collection and obligation payment agent.

         On November 25, 1999, the abovementioned entity and the Misiones Provincial Government entered into a special-relationship extension agreement, whereby the term of the agreement was extended through December 31, 2007, and the prices of the services to be rendered over such period were set. In addition, the former Banco Macro S.A. was given the option to extend the agreement for two additional years, i.e. through December 31, 2009.

         As of June 30, 2006, the deposits held by the Government of the Province of Misiones with the Bank amounted to 334,313 (including 37,382 related to court deposits).

     2.2.   Special-relationship agreement with the Salta Provincial Government
            -------------------------------------------------------------------

         Due to the merger of Banco de Salta S.A. with and into the former Banco Macro S.A., Banco Macro Bansud S.A., as the institution that in turn absorbed the former Banco Macro S.A., was the Provincial Government's exclusive financial agent and the mandatory treasury-manager for all the Province's payments, deposits and collections, for a term of ten years as from March 1, 1996.

         In addition, on February 22, 2005, the Salta Province Ministry of Treasury and Public Works approved the addenda to the special-relationship agreement mentioned above, which extended the term of this special-relationship agreement , and its supplementary, extension and additional agreements for the term of ten years as from the end of the term mentioned in the preceding paragraph. Such term expires on March 1, 2016.

         As of June 30, 2006, the deposits held by the Government of the Province of Salta with the Bank amounted to 244,607 (including 76,216 related to court deposits).

     2.3.   Special-relationship agreement with the Jujuy Provincial Government
            -------------------------------------------------------------------

         Pursuant to the merger of Banco de Jujuy S.A. with and into the former Banco Macro S.A., Banco Macro Bansud S.A., as the institution that in turn absorbed the former Banco Macro S.A., shall act for a ten-year term as from January 12, 1998, as the Provincial Government's exclusive financial agent and the mandatory treasury-manager for all the Province's deposits and collections.

         During 2005, such special-relationship agreement was extended until November 4, 2014.

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

         As of June 30, 2006, the deposits held by the Government of the Province of Jujuy with the Bank amounted to 273,580 (including 44,359 related to court deposits).

     2.4.   Uniones Transitorias de Empresas (joint ventures)
            -------------------------------------------------

         a)       Banco Macro S.A. - Siemens Itron Business Services S.A.

            On April 7, 1998, former Banco Macro S.A. entered into a joint venture agreement with Siemens Itron Business Services S.A. (in which each hold a 50% equity interest), whereby a provincial data processing center will be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

            As of June 30, 2006, and December 31, 2005, the net assets of such joint venture recorded in the financial statements of Banco Macro Bansud S.A. through the equity method amounted to 2,435 and 2,424, respectively.

            Also, as of June 30, 2006, and 2005, the net income recorded for the Bank's interest in such joint venture amounted to 2,627 and 2,028, respectively.

         b)       Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

            On October 22, 2004, the Bank entered into an UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name "BMB M&A - Union Transitoria de Empresas", in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil & gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

            As of June 30, 2006, and December 31, 2005, the net assets of such joint venture disclosed and consolidated in the financial statements of Banco Macro Bansud S.A. through the equity method amounted to 1,150 and 1,153, respectively.

            As of June 30, 2006, the loss recorded by the Bank for its interest in such UTE amounts to 9.

     2.5.   Banco Empresario de Tucuman Cooperativo Limitado
            ------------------------------------------------

         On November 11, 2005, through Resolution No. 345, the Central Bank's Board of Governors notified Banco Macro Bansud S.A. of the authorization to transfer certain excluded assets and liabilities of Banco Empresario de Tucuman Cooperativo Limitado under the provisions of section 35 bis (II), Financial Institutions Law.

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

         Therefore, with respect to such transaction, the Bank recorded assets and liabilities amounting to 101,787 and 158,287, respectively, which were offset with a 56,500 contribution made by SEDESA. Consequently, such transaction did not have any significant effects on the Bank's shareholders' equity.

     2.6.   Banco del Tucuman S.A.
            ----------------------

         Pursuant to the Bank's strategy, Banco del Tucuman S.A. was acquired in the current fiscal year, thus increasing the Bank's presence in the interior of Argentina.

         On November 24, 2005, Banco Macro Bansud S.A. signed a stock purchase agreement with Banco Comafi S.A. for 75% of the capital stock and voting rights of Banco del Tucuman S.A.

         On March 6, 2006, the Central Bank's Board of Governors issued Resolution No. 50, whereby, among other issues, it resolved that: (i) it had no objections to the transfer of shares representing 75% of Banco del Tucuman S.A.'s capital stock to Banco Macro Bansud S.A., (ii) it authorized Banco Macro Bansud S.A. to own 75% of the capital stock of Banco del Tucuman S.A., and (iii) it had not objections to certain Directors of Banco Macro Bansud S.A. also holding the office of Directors of Banco del Tucuman S.A.

         On April 7, 2006, the Technical Coordination Department of the Economy and Production Ministry, in agreement with the opinion issued by the CNDC (anti-trust authorities) on March 23, 2006, authorized Banco Macro Bansud S.A. to acquire 75% of the capital stock of Banco del Tucuman S.A.

         On May 5, 2006, Banco Macro Bansud S.A. perfected the acquisition of 164,850 class "A" shares in Banco del Tucuman S.A., representing 75% of its capital stock, and on the same date took control over such institution.

         Banco del Tucuman S.A. is currently the financial agent of the Province of Tucuman. The service agreement signed on August 15, 2001, appointed Banco del Tucuman S.A. as the exclusive financial agent of the Provincial Government until 2011. It also acts as the exclusive financial agent of the Municipality of San Miguel de Tucuman.

         The Bank paid 45,961 in cash for the acquisition. In addition, the Bank shall pay over to Banco Comafi S.A. 75% of the amounts to be recovered in the ten years following the date of the abovementioned agreement related to consumer loan portfolio currently fully provisioned. As of the date of acquisition, such liabilities amounted to about 1,662. Consequently, the total acquisition price amounted to 47,623.

         As of the date of acquisition (May 5, 2006), assets and liabilities amounted to 700,612 and 660,547, respectively; therefore, shareholders' equity amounted to 40,065.

         Therefore, the Bank booked a positive goodwill amounting to 17,574, which arises from the difference between the total acquisition price (47,623) and 75% of Banco del Tucuman S.A.'s shareholders' equity as of such date (30,049), which will be amortized in ten years pursuant to Central Bank standards.

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

     2.7.   Nuevo Banco Bisel S.A.
            ----------------------

         On April 28, 2006, the Evaluation Committee for the "Second Public Call for Bids for the sale of shares held in Nuevo Banco Bisel owned by Banco de la Nacion Argentina and Fundacion BNA" resolved the preliminary award of the bid in favor of Banco Macro Bansud S.A. and Nuevo Banco Suquia S.A., under the terms of the Preferred Bid submitted by such institutions.

         The related stock purchase agreement was entered into on May 9, 2006, whereby Banco Macro Bansud S.A. and Nuevo Banco Suquia S.A. acquired 100% of the shares representing 100% of voting rights for an amount of 11,550 and 3,450, respectively. Under the Bidding Process Terms and Conditions, and their respective bids, Banco Macro Bansud S.A. and Nuevo Banco Suquia S.A. shall be required to contribute capital to Nuevo Banco Bisel S.A. in the amounts of 639,100 and 190,900, respectively, once the transaction has been duly approved by anti-trust authorities. Both payments shall be made in cash.

         On August 3, 2006, the Central Bank's Board of Governors issued Resolution No. 175, whereby, among other issues, it resolved: (i) not to make any objections on the transfer of shares representing 100% of the capital stock of Nuevo Banco Bisel S.A. in favor of Banco Macro Bansud S.A. and Nuevo Banco Suquia S.A. or on the 830,000 capital increase paid in by the two of them under the terms of the agreement signed on May 9, 2006; (ii) to authorize Banco Macro Bansud S.A. and Nuevo Banco Suquia S.A. to be the owners of 71.40% and 21.33%, respectively, of the capital stock of Nuevo Banco Bisel S.A.; (iii) to make the stipulations previously mentioned in points (i) and (ii) conditional -before the actual transfer of its shares of common stock-on Nuevo Banco Bisel S.A.'s regularization of all the adjustments agreed by such bank and Banco de la Nacion Argentina included in point
         3.2.4.4. of the bidding terms and conditions of the so-called "Second Public Call for Bids for the sale of shares of common stock held in Nuevo Banco Bisel owned by Banco de la Nacion Argentina and Fundacion Banco de la Nacion Argentina"; (iv) to decide that Nuevo Banco Bisel S.A. no longer falls under the grounds of section 35 bis (L), Financial Institutions Law, upon evidencing the Bank's capitalization under the terms agreed by Banco Macro Bansud S.A. and Nuevo Banco Suquia S.A., to the satisfaction of the SEFyC (Argentine regulatory agency of financial and foreign exchange institutions); (v) not to make any objections on the performance of certain directors of Banco Macro Bansud S.A. and Nuevo Banco Suquia S.A. as directors of Nuevo Banco Bisel S.A.

         As of May 31, 2006 (last information available by the Central Bank of Argentina - unaudited book amounts), the assets and liabilities of Nuevo Banco Bisel S.A. amounted to 1,966,054 and 1,833,481, respectively; therefore, shareholders' equity amounted to 132,573. In addition, the Bank had 158 branches.

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

3.     SIGNIFICANT ACCOUNTING POLICIES

     These financial statements, which are taken from the Bank's books of account, are stated in thousands of Argentine pesos and have been prepared in accordance with the accounting standards set by the Central Bank of Argentina.

     The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, as well as the disclosure thereof, as of each date of accounting information filing.

     Bank bookings are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future periods.

     3.1.   Comparative information
            -----------------------

         Under Central Bank Communique "A" 4,265, the Balance Sheet as of June 30, 2006, is presented comparatively with information as of last year-end, while the Statements of Income, Changes in Shareholders' Equity and Cash Flows for the six-month period ended June 30, 2006, are presented comparatively with those for the same period of the prior fiscal year.

     3.2.   Restatement into constant pesos
            -------------------------------

         Professional accounting standards establish that the financial statements should be stated in constant pesos. Within a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the related date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6.

         The Bank's financial statements recognize the changes in the peso purchasing power until February 28, 2003, under Presidential Decree No. 664/03, IGJ (Argentine business associations' regulatory agency) General Resolution No. 4/2003, CNV General Resolution No. 441, and Central Bank Communique "A" 3,921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued as from October 1, 2003 (see note 5.1.e).

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

     3.3.   Valuation methods
            -----------------

         The main valuation methods used to prepare the accompanying financial statements as of June 30, 2006, and December 31, 2005, were:

         a) Assets and liabilities denominated in foreign currency:

            The assets and liabilities denominated in US dollars were valued at the Central Bank benchmark US dollar exchange rate effective as of the close of business of the last business day of each period- and year-end, respectively. Additionally, the assets and liabilities denominated in other foreign currencies were switched at the exchange rate reported by Central Bank's trading room. Foreign exchange differences were charged to income as of those dates.

         b) Government and private securities:

            b.1) Government securities:

                 -        Listed:

                    i. Holdings in investment accounts - Compensation received from the Federal Government: including Argentine Government Bonds in pesos maturing in 2007 (received as a result of the transfer of certain excluded assets and liabilities from Banco Empresario de Tucuman Cooperativo Limitado, as described in note 2.5) and Argentine Government Bonds in US dollars at LIBOR maturing in 2012 (received as compensation), which as of December 31, 2005, are valued at face value plus interest accrued according to issuance conditions, switched into pesos, where applicable, following the method described in note 3.3.a), as established in Central Bank Communique "A" 3,785.

                    ii. Holdings for trading or intermediation transactions: they were stated at the effective quoted price for each security as of June 30, 2006, and as of December 31, 2005, net of the necessary estimated selling expenses. Differences in quoted market values were recorded in the income statement as of those dates.

                 -        Unlisted:

                    Secured Bonds under Presidential Decree No. 1,579/02 and bonds issued by the Municipality of Bahia Blanca at 13.75%, secured by municipal resources: as of December 31, 2005, they were valued as established by Central Bank Communique "A" 3,911, as supplemented, as explained in note 3.3.c).

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

                 -        Instruments issued by the Central Bank:
                          ---------------------------------------

                    i. Listed - LEBAC (Central Bank bills) - Managed portfolio and under repo transactions: they were valued at the quoted price of each security effective at the last period or fiscal year business day, respectively. Differences in quoted market values were recorded in the income statement as of those dates.

                    ii. Unlisted - LEBAC (Central Bank bills) - Managed portfolio: they were valued as provided by Central Bank Communique "A" 4,414, i.e. at their cost value increased exponentially by their internal rate of return.

                    iii. Listed - NOBAC (Central Bank notes) - Managed portfolio and under repo transactions: they were valued at the quoted price of each security effective at the last period or fiscal year business day, respectively. Differences in quoted market values were recorded in the income statement as of those dates.

            b.2) Private securities:

                    i. Corporate bonds, financial trust debt securities, and shares: they were valued at the quoted price of each security effective at the last period or fiscal year business day, respectively (net of estimated sale expenses). Differences in quoted market values were recorded in the income statement as of those dates.

                    ii. Certificates of participation in financial trusts: the holdings in Macropersonal V were valued according to their acquisition cost, plus income accrued until period- and year-end, respectively. In addition, the required allowances were recorded in accordance with Central Bank Communique "A" 2,729, as supplemented. Such net value does not exceed that arising from the shareholders' equities of the related trusts' financial statements, considering the Bank's holdings.

         c) Assets included in the provisions of Central Bank Communique "A" 3,911, as supplemented:

            They include: (i) Guaranteed loans under Presidential Decree No. 1,387/01; (ii) assistance granted to the nonfinancial provincial government sector; and (iii) other assistance granted to the nonfinancial government sector and, in addition, as of December 31, 2005, they include Secured Bonds under Presidential Decree No. 1,579/02 and bonds issued by the Municipality of Bahia Blanca at 13.75%, secured by municipal resources.

            The assets mentioned in the previous paragraphs were valued at the lower of their present values or technical values, as established by Central Bank Communique "A" 3,911, as supplemented. If such lower value exceeds the notional value (as defined in point 4 of Communique "A" 3,911, the difference is debited from the asset account and the credit is recorded in an asset offset account. If, instead, such lower value is also lower than the notional value, the difference is recorded as a loss in the income statement and the offsetting credit is recorded in the asset account.

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

            The amounts recorded in the asset offset account are adjusted every month based on the values calculated according to Communique "A" 3,911.

            For purposes of determination of the present value, in the case of instruments in pesos which include indexation clauses the cash flows according to the contractual conditions fixed in each case for the financial assistance described above (contemplating, if applicable, the accumulated CER by month-end) were discounted at the interest rates that were established in the schedule included in point 2 of such communique (4.47% for the period ended June 30, 2006, and 4.00% for the fiscal year ended December 31, 2005). Such calculations were made following specific guidelines established in such communique (present value rate, effects determined for the aggregate securities and guaranteed loans, among others).

            In the case of instruments denominated in Argentine pesos and not comprising adjustment clauses, Communique "A" 4,163 established the methodology to calculate such present values. Consequently, as of June 30, 2006, and December 31, 2005, the interest rates used for the discount were 5.01% and 4.50%, respectively.

         d) Loans and Other Assets receivable from the Non-financial Government
            Sector:

            They were valued as established by Central Bank Communique "A" 3,911, as supplemented, as explained in note 3.3.c).

         e) Interest accrual:

            Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

            The Bank suspends the interest accrual directly whenever loan payments are not settled (generally, after 90 days) or when the collection of principal or interest accrued is doubtful. Interest accrued until the interruption is deemed part of the amount receivable upon determining the allowances for such loans. Afterwards, interest is only recognized based on collections, once the amount receivable due to interest previously accrued is settled.

         f) CER (benchmark stabilization coefficient) accrual:

            Receivables and payables have been indexed by the CER (Benchmark stabilization coefficient), wherever applicable, as follows:

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

            f.1) Guaranteed loans: as explained in note 3.3.c).

            f.2) Other loans and receivables from sale of assets: they were adjusted according to Communique "A" 3,507, and supplementary regulations, which established that payments made until September 30, 2002, were to be made under the original conditions of each transaction and would be considered payments on account of future payments. As from February 3, 2002, principal was indexed by the CER through the June 30, 2006, and December 31, 2005, closing dates, where applicable.

            f.3) Deposits and other assets and liabilities: CER was applied until the period- and year-end, respectively.

         g) Allowance for loan losses and provision for contingent commitments:

            These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit assistance, which results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, under Central Bank Communique "A" 2,950, as supplemented.

            When loans covered by specific provisions are settled and in cases where the provisions recorded in prior years exceed what is considered necessary, the excess provision is reversed with effects on income for the current period.

            The recovery of receivables previously classified under "Debit-balance control memorandum accounts - Receivables classified as irrecoverable" are charged directly to income.

            The Bank assesses the credit risk related to possible commitments, based on which the appropriate amount of allowances to be recorded is determined. The allowances related to amounts recorded in memorandum accounts - possible commitments are included under "Provisions".

         h) Loans and deposits of government securities:

            They were valued at each security effective quoted price as of the last period and fiscal year business day, respectively, plus the related accrued interest. Differences in quoted market values were recorded in the income statement as of those dates.

         i) Other receivables from financial intermediation and Other liabilities from financial intermediation:

            i.1) Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

                 The amounts payable for spot and forward purchases pending settlement and the amounts receivable from spot and forward sales pending settlement were valued based on the prices agreed upon for each transaction, plus related premiums accrued through period and fiscal year end, respectively.

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

            i.2) Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

                 They were valued at the effective quoted prices for each of them as of the last period and fiscal year business day, respectively. Differences in quoted market values were recorded in the income statement as of those dates.

            i.3) Debt securities and certificates of participation in financial trusts:

                 i. Debt securities: they were valued as provided by Central Bank Communique "A" 4,414, i.e. at their cost value increased exponentially by their internal rate of return.

                 ii. Certificates of participation: they were valued at face value increased, as the case may be, by interest accrued and CER until the last period and fiscal year business day, respectively.

                 The amounts recorded in the Bank's consolidated financial statements with its subsidiaries for certificates of participation and debt securities held in financial trusts, net of allowances, amounted to:

                             Financial trust            06/30/2006   12/31/2005
                    ---------------------------------   ----------   ----------
                    Tucuman  (a)                            68,686       63,269
                    BG  (b)                                 65,815       82,357
                    Lujan  (a)                              43,530       42,571
                    Consubono  (c)                          34,079            -
                    TST & AF  (a) (d)                       32,905       32,336
                    Tarjeta Shopping  (c)                   25,197        8,707
                    Garbarino  (c)                          18,541            -
                    San Isidro  (a)                         16,782       16,782
                    Onext  (a)                              16,382       16,648
                    Tarjeta Privada  (c)                    15,082       16,783
                    Megabono  (c)                            8,460            -
                    Confibono  (c)                           7,680        2,825
                    Puerto Madero  (a)                           -       12,733
                    Other (e)                               29,027        3,515
                                                        ----------   ----------
                                              Total        382,166      298,526
                                                        ----------   ----------

                 (a) See note 4 to the consolidated financial statements.

                 (b) On December 20, 2005, Banco Galicia y Buenos Aires S.A., in
                     its capacity as trustor, entered into an agreement with Equity Trust Company (Argentina) S.A., in its capacity as trustee, whereby the BG trust was created. Such trust's purpose is to collect certain receivables transferred by the trustor and, with the related proceeds, settle payables and certificates of participation issued.

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

                 (c) Related to provisional certificates of participation in financial trusts entered into by Banco Macro Bansud S.A. under underwriting agreements. Through those agreements, the Bank prepays the price for the placement of provisional certificates to the trustor. Once final certificates are issued and placed in the market, Banco Macro Bansud S.A. recovers the reimbursements plus the amount equal to the rate agreed upon.

                 (d) Related to holdings booked by the subsidiary Sud Bank and
                     Trust Co Ltd.

                 (e) It is partially made up of holdings booked by the
                     subsidiary Banco del Tucuman S.A. for an amount of 12,807.

            i.4) Unlisted corporate bonds:

                 They were valued by increasing the value of holdings based on their internal rate of return, as provided by Central Bank Communique "A" 4,414 and supplementary regulations.

         j) Assets subject to financial leases:

            They were valued at cost, less the related accumulated depreciation, determined on the basis of the original value of the assets, less the present value of amounts yet to accrue, calculated in accordance with the conditions agreed upon in the respective agreements, applying the interest rate imputed therein.

         k) Equity interests in other companies:

            k.1) In controlled financial institutions, supplementary activities and authorized subsidiaries: they were valued by the equity method.

            k.2) In non-controlled financial institutions, supplementary and authorized activities:

                 i. In Argentine pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in note 3.2.

                 ii. In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, switched into pesos in accordance with the criterion stated in note 1 to the consolidated financial statements.

            k.3) In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in note 3.2., net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

         l) Other receivables - Federal Government Bonds receivable:

            As of December 31, 2005, the Bank carried in assets vested subscription rights to Federal Government Bonds denominated in US dollars, LIBOR 2013, for an amount of 5,193.

            Such subscription rights were valued considering the quoted prices of the securities of reference as of those dates.

         m) Bank premises and equipment and other assets:

            They were valued at their acquisition or cost, restated as explained in note 3.2., less the related accumulated depreciation calculated in proportion to their estimated months of useful life. The net book value of "Bank premises and equipment" and "Other assets" taken as a whole does not exceed the value-in-use of these items.

         n) Intangible assets:

            n.1) Goodwill and organization and development expenses (except differences due to court orders - Nondeductible for the determination of the computable equity): they were valued at their addition cost, restated as explained in note 3.2., less the related accumulated amortization, calculated in proportion to their estimated months of useful life.

            n.2) Differences due to court orders (amparos) - Nondeductible for the determination of the computable equity: as of June 30, 2006, and as of December 31, 2005, the "Intangible Assets - Organization and development expenses" account includes 38,854 (net of amortization for 39,692) and 42,632 (net of amortization for 32,013), respectively, allocated to the difference between the amount of the original foreign currency switched at the exchange rate applied upon payment of the constitutional rights protection actions and the amount recorded under standards effective upon the payment date (switch into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally and as disclosed in Central Bank Communique "A" 3,916, since April 2003 such account started to be amortized over 60 monthly installments.

         o) Valuation of derivatives:

            o.1) Put options taken: the Bank recognized in memorandum accounts representative amounts for the put options on senior and junior trust debt securities related to "BG" financial trust and certificates of participation in the "Lujan" financial trust, as well as Federal Government Bonds in US dollars maturing in 2013 as of December 31, 2005, valued at the agreed-upon exercise price.

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

            o.2) Put options sold: the Bank recorded in memorandum accounts the amounts representing contingent obligations under put options sold on the Federal Government Bond coupons established in Presidential Decrees No. 905/02 and 1836/02, as supplemented, whose holders have requested such option. Such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued the last business day of each period- and year-end, respectively.

            o.3) Call options sold: the Bank recognized under memorandum accounts the amounts of contingent obligations it has assumed as a result of the call options sold regarding senior and junior trust debt securities related to "BG" financial trust and certificates of participation of the "Lujan" financial trust. Such options were valued at the effective quoted price at the last period or fiscal year business day, respectively (net of estimated sale expenses).

            o.4) Forward transactions offset: the forward purchases and sales of foreign currency, without delivery of the underlying asset traded, were valued at the quoted prices of such asset, effective at the last period or fiscal year business day, respectively. Differences in quoted market values were recorded in the income statement as of those dates.

         p) Severance payments:

            The Bank charges these payments directly to income.

         q) Provisions in liabilities:

            The acquisition of Banco Bansud S.A. by Banco Macro S.A. gave rise to an original recording of negative goodwill of 365,560, which is the effect of the difference between the investment cost and the interest valued by the equity method in the books of the acquirer (former Banco Macro S.A.).

            On July 24, 2003, the Central Bank issued Communique "A" 3,984, which established the methods for disclosure and reversal of the negative goodwill recorded, as well as the treatment thereof in the merger process. Such reversal methods depend on the reasons that originated such negative goodwill and are summarized below:

            -        For differences between book and fair values of government securities and guaranteed loans over the period of convergence of these values.

            -        For differences between book and fair values of the loan
                 portfolio during their effective terms.

            -        For expected future losses, upon occurrence thereof.

            -        For differences between book and fair values of nonmonetary assets, during the amortization term of these assets.

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

            The amount reversed for the fiscal year may not exceed the one that should have been appropriate if it had been amortized on a straight-line basis over 60 months.

            Therefore, if these conditions are met, such goodwill will continue to be reversed.

            As of June 30, 2006, and December 31, 2005, the referred goodwill is disclosed in the "Provisions" account in liabilities in the aggregate amounts of 36,556 and 73,112, respectively, net of reversals. Therefore, as of June 30, 2006, the Bank amortized such goodwill, charging it to "Other Income - Recovered loans and allowances reversed" in the amount of 36,556, and applying proportionally the cap of 20% per annum established in such communique.

            In addition, as of June 30, 2006, and December 31, 2005, the "Provisions" account in the consolidated financial statements of Banco Macro Bansud S.A. includes negative goodwill in the amount of 483 from the difference between the cost of the investment in Nuevo Banco Suquia S.A. and the value assigned to the net asset.

            In addition, the Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. The Bank records liabilities whenever it is probable that future costs be incurred and whenever such costs may be fairly estimated.

         r) Shareholders' equity accounts:

            They are restated as explained in note 3.2., except for the "Capital Stock" account which has been kept at its original value. The adjustment resulting from its restatement as explained in note 3.2. was included in the "Adjustments to Shareholders' Equity" account.

         s) Statement-of-income accounts:

            s.1) The accounts comprising monetary transactions occurred in the six-month periods ended June 30, 2006, and 2005, (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

            s.2) Accounts reflecting the effects on income from the sale, retirement or consumption of nonmonetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in note 3.2.

            s.3) The income (loss) from equity interests in subsidiaries were computed on the basis of such companies' income (loss).

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

4.     INCOME TAX AND MINIMUM PRESUMED INCOME TAX

     The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

     In fiscal year 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. This tax is supplementary to income tax because, while the latter is levied on taxable income for the year, minimum presumed income tax is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank's tax obligation will be equal to the higher of the two taxes. In the case of institutions governed by Financial Institutions Law, the above law provides that they shall consider as taxable income 20% of their assets subject to tax after deducting those assets defined as non-computable. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

     As of June 30, 2006, the Bank estimated that accrued income tax amounted to 18,000 and, hence, no minimum presumed income tax should be assessed.

     In addition, as of June 30, 2006, the Bank made income tax prepayments for 2,932 for the current tax year, which were recorded in the "Other receivables" account.

     As of June 30, 2006, and December 31, 2005, the Bank capitalized 24,372 and 42,723, respectively, for minimum presumed income tax credit. Such credit is deemed an asset because the Bank estimated that it will be used within 10 years, the term permitted by Central Bank Communique "A" 4,295 and supplementary regulations.

     The following is a detail of such tax credit, indicating the year of origin and the estimated year to use it:

                                        Tax credit    Estimated
                Year of origin         capitalized   year of use
                -------------------   ------------   -----------
                2002                         5,958       2006
                2003                         8,480       2006
                2004                         9,934    2006/2007
                                      ------------
                Total                       24,372
                                      ------------

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

     For its part, the subsidiary bank, Nuevo Banco Suquia S.A., did not accrue income tax as of June 30, 2006, and December 31, 2005, because it carried NOLs. Therefore, as of June 30, 2006, the tax NOL (net of the estimated absorption of the tax for the period) amounted to about 226,167. In addition, as of June 30, 2006, and December 31, 2005, the accumulated minimum presumed income tax capitalized in the "Other Receivables" account amounted to 16,578 and 10,813, respectively (the maximum estimated year of use of which is 2009). In addition, Nuevo Banco Suquia S.A. accrued minimum presumed income tax amounting to 3,277, out of which it prepaid 519.

     The new subsidiary bank, Banco del Tucuman S.A., did not accrue income tax because it carried a NOL as of June 30, 2006 (net of the estimated absorption of the tax for the period) for about 3,330. In addition, as of June 30, 2006, it capitalized minimum presumed income tax for an amount of 5,398, (the maximum estimated year of use of which is 2009). Also, minimum presumed income tax prepayments were made for fiscal year 2006, for an amount of 937.

     Administrative proceedings followed by the AFIP (Federal Public Revenue Agency) and other agencies as regards the taxability of income from the switch into pesos and the CER application over guaranteed loans have resulted in differing interpretations. However, the Bank has considered that such income should not be subject to income tax. Consequently, such effect has not been considered on the calculations of the income tax accrual.

5. DIFFERENCES BETWEEN CENTRAL BANK STANDARDS AND THE APPLICABLE PROFESSIONAL ACCOUNTING STANDARDS

     In August 2005, the CPCECABA (Buenos Aires City Professional Council in Economic Sciences) approved Resolution CD No 93/05, whereby it introduced a series of changes in its professional accounting standards, as a result of the agreement reached with the FACPCE (Argentine Federation of Professional Council in Economic Sciences) to unify Argentine professional accounting standards. Such changes involve the adoption of the technical resolutions and interpretations issued by the FACPCE's governing board through April 1, 2005. Such resolution became generally effective in Buenos Aires City for fiscal years beginning as from January 1, 2006, and it provides transition rules that defer the effective term of certain changes to the years beginning as from January 1, 2008.

     Such professional accounting standards differ from Central Bank accounting standards in certain valuation and disclosure aspects. The differences between those standards, which the Bank has identified and deemed significant with respect to the accompanying financial statements (based on the quantification thereof or any other estimate made, whenever the quantification was not possible) are the following:

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

     5.1.   Valuation standards
            -------------------

         a) Holdings of government securities and loans to the non-financial government sector: they are valued in accordance with regulations and standards issued by the Argentine Government and the Central Bank of Argentina. In particular, Central Bank Communique "A" 3,911, as supplemented, establishes present value methods by applying regulated discount rates, technical values and undiscounted cash flows, as detailed in notes 3.3.b)1. and 3.3.d) Additionally, effective loan-loss provisioning regulations issued by the Central Bank establish that receivables from the non-financial government sector are not subject to loan-loss provisioning, whereas professional accounting standards require receivables to be compared with their recoverable value every time financial statements are prepared.

            The Bank's particular situation is as follows:

            Government securities:
            ----------------------

            1)    Holdings in investment accounts: as of December 31, 2005, the
                Bank recorded in "Government securities - Holdings in investment accounts" and "Other receivables from financial intermediation - Securities and foreign currency to be received for spot and forward purchases pending settlement" the securities received for the compensation established by Presidential Decree No. 905/02 in the aggregate amount of 187,660. According to professional accounting standards, such assets should be stated at market value. As of such date, the quoted price of the securities received in compensation amounted to 167,284.

                During the current fiscal year, the Bank valued the government securities received pursuant to the abovementioned compensation at their quoted prices. The difference between the quoted prices and the book figures of such holdings at the end of 2005 fiscal year should have been charged against an adjustment to prior-year income.

                In addition, as of June 30, 2006, the subsidiary Banco del Tucuman S.A. capitalized under "Other receivables from financial intermediation - Other receivables not covered by debtors classification regulations" the securities to be received for the abovementioned compensation for an amount of 8,492. As of such date, the quoted price of the securities to be received in compensation amounted to 8,527.

            2)    Unlisted: as of December 31, 2005, the Bank recorded in
                "Unlisted government securities" at stand-alone and consolidated levels, 36,434 and 199,070, respectively, related to Argentine Government secured bonds deriving from the exchange set forth by Presidential Decree No. 1,579/2002 and other unlisted Government securities held. According to professional accounting standards, such assets should be stated at market value. As of such date, the quoted price of those bonds amounted to 34,433 and 189,845, respectively.

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

                During the current fiscal year, the Bank valued the securities received from such exchange at their quoted prices, as established in Central Bank Communique "A" 4,084. The difference between the quoted prices and the book values of such holdings at the end of 2005 fiscal year should have been charged against an adjustment to prior-year income.

            In the cases mentioned in points a.1 and a.2, the Bank valued such securities at their quoted prices mainly because such holdings have been earmarked for covering the settlement of net liabilities in the same securities.

            Loans to the non-financial government sector:
            ---------------------------------------------

            3)    Guaranteed loans: as of June 30, 2006, and December 31, 2005, the Bank recorded in "Loans to the non-financial government sector", for a total net amount at stand-alone level, 387,882 and 399,266, respectively, and 616,144 and 641,801, at consolidated level, respectively, Argentine Government guaranteed loans deriving from the exchange set forth by Presidential Decree No. 1,387/01. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, the value of these instruments as of such dates amounted to 349,212 and 394,678, at stand-alone level, respectively, and 561,940 and 635,477, at consolidated level, respectively.

         b) Intangible assets: as of June 30, 2006, and December 31, 2005, the Bank had capitalized under "Intangible Assets" amounts of 38,854 and 42,632, at stand-alone level, respectively, and 50,892 and 42,632 in consolidated financial statements, respectively, reflecting the exchange differences resulting from complying with court-ordered precautionary measures that obliged the Bank and its subsidiaries to reimburse in original currency certain deposits that had been switched into pesos, net of the amortization that the Bank records on a systematic basis in compliance with Central Bank Communique "A" 3,916. This accounting treatment differs from the valuation methods established by professional accounting standards, which require decreasing the book value of surpluses paid at their recoverable value. As of the date of the accompanying financial statements, the existing evidence does not support that the book value of such asset is fully or partially recoverable.

         c) Income tax: The Bank and its subsidiaries assess income tax by applying the effective rate to the estimated taxable income without considering the effect of temporary differences between book and taxable income. In accordance with professional accounting standards, income tax should be recognized through the deferred tax method, which consists in recognizing (as receivable or payable) the tax effect of temporary differences between the book and tax valuation of assets and liabilities, and in subsequently charging them to income for the years in which such differences are reversed, considering the possibility of using net operating losses (NOLs) in the future. As of the issuance date of the accompanying financial statements, the quantification of the effects resulting from the deferred tax method application to recognize income tax charges for the current period has not been concluded. However, Bank Management and its tax advisors estimate that they may be significant.

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

         d) As mentioned in note 3.3.q), the acquisition of Banco Bansud S.A. by Banco Macro S.A. gave rise to an original recording of negative goodwill of 365,560, which is the effect of the difference between the investment cost and the interest valued by the equity method in the books of the acquirer (former Banco Macro S.A.), in accordance with Central Bank's accounting standards. Later, as mentioned in the referred note, as a result of the issuance of Central Bank Communique "A" 3,984, the Bank retroactively applied the valuation and disclosure standards established in such communique and reversed, as of June 30, 2006, 90% of the aggregate amount of such goodwill (the maximum amortization allowed per annum is 20%). The abovementioned goodwill gave rise to gains on inflation exposure through February 28, 2003.

            In addition, the acquisition of Nuevo Banco Suquia S.A. by Banco Macro Bansud S.A. resulted in the original booking of negative goodwill amounting to 483, which is the effect of the difference between the investment cost and the value assigned to the net asset under Central Bank accounting standards.

            Under professional accounting standards effective in the City of Buenos Aires, Argentina, when the investment cost is lower than the measured value of the related identifiable assets, any unallocated differences between the cost and such measured value shall be either considered as a gain for the period or deferred (as negative goodwill) and subsequently reversed, as appropriate on the basis of the specific circumstances of the transaction that originated such differences.

            In addition, as detailed in note 2.6, the acquisition of Banco del Tucuman S.A. by Banco Macro S.A. gave rise to an original recording of positive goodwill of 17,574, which is the effect of the difference between the investment cost and the equity method in the books of the acquirer. In addition, based on Central Bank standards, Banco Macro Bansud S.A. amortizes such goodwill through the straight-line method based on an estimate ten-year useful life.

            Under professional accounting standards effective in the City of Buenos Aires, Argentina, when the investment cost is higher than the measured value of the related identifiable net assets, a positive goodwill will be recognized to be amortized systematically throughout the useful life (estimated and compared to its recoverable value as of each year-end).

         e) The Bank and its subsidiaries have not recognized the effects of changes in the peso purchasing power occurred from March 1 through October 1, 2003; such recognition is required by Argentine professional accounting standards. Had the effects of the changes in the purchasing power of the Argentine peso been recognized as mentioned above, the shareholders' equity as of June 30, 2006, and 2005, would have decreased by about 5,865 and 6,150, respectively, while results of operations for the periods ended June 30, 2006 and 2005, would not have varied significantly.

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

     5.2.     Disclosure aspects
              ------------------

         a) The Bank has not presented a statement of cash flows broken down into operating, investing, and financing activities, or disclosing interest, dividends, or taxes for the amounts actually collected or paid.

         b) The Bank has not presented the information on earnings per share, certain information about related parties or other reporting requirements for nonbanking institutions.

         c) The Bank has recorded under "Intangible assets" receivables related to compliance with court-orders issued with respect to constitutional actions for the enforcement of rights. According to professional accounting standards and in the understanding that the payments made are recoverable, such amounts should have been allocated to "Other receivables".

6.     BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

     The breakdown of the "Other" account in the balance sheet and statement of income is as follows:

     6.1)     Loans - Other
              -------------

                                                         06/30/2006   12/31/2005
                                                         ----------   ----------
Other loans                                                 566,632      482,024
Government securities                                        40,819       68,974
Receivables secured by notes                                  2,525          791
                                                         ----------   ----------
                                                            609,976      551,789
                                                         ----------   ----------

     6.2)     Other receivables from financial intermediation - Other
            ---------------------------------------------------------
            receivables not covered by debtors classification regulations
            -------------------------------------------------------------

Certificates of participation in financial trusts           186,873      142,544
Financial trusts debt securities                            150,686      124,700
Unaccrued premiums on repurchase agreements                   4,964        7,614
                                                         ----------   ----------
                                                            342,523      274,858
                                                         ----------   ----------

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

     6.3)     Other receivables - Other
              -------------------------

                                                         06/30/2006   12/31/2005
                                                         ----------   ----------
Sundry receivables                                           48,516       48,044
Security deposits                                            13,244        9,379
Advance payments                                             13,052       14,517
Tax prepayments                                               6,897        9,763
Federal Government bonds receivable (note 3.3.l))                 -        5,193
Other                                                           284          634
                                                         ----------   ----------
                                                             81,993       87,530
                                                         ----------   ----------

     6.4)     Deposits - Other
              ----------------

Balances of accounts without movements                       73,379       85,330
Unemployment fund for workers of the building industry        9,887        7,450
Special deposits for foreign funds                            4,069            -
Security deposits                                             1,128          934
Orders payable                                                  473          632
Rescheduled deposits to be exchanged for government
 securities                                                       -        3,241
Other                                                        29,838       29,626
                                                         ----------   ----------
                                                            118,774      127,213
                                                         ----------   ----------

     6.5)     Other liabilities from financial intermediation - Other
              -------------------------------------------------------

Other payment orders pending settlement                      30,698       21,194
Purchase financing payables                                  26,517       24,144
Collections and other transactions on account and
 behalf of others                                            20,263       19,068
Miscellaneous not subject to minimum cash requirements       17,311       10,406
Other withholdings and additional withholdings               15,609       15,603
Retirement pension payment orders pending settlement         11,703        4,395
Miscellaneous subject to minimum cash requirements            1,087        1,556
Miscellaneous                                                11,280        7,198
                                                         ----------   ----------
                                                            134,468      103,564
                                                         ----------   ----------

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

     6.6)     Other liabilities - Other
              -------------------------
                                                         06/30/2006   12/31/2005
                                                         ----------   ----------
Taxes payable                                                26,263       37,197
Miscellaneous payables                                       17,858       15,283
Prepayment for the sale of assets                             4,752        5,297
Salaries and payroll taxes payable                            3,633       11,266
Withholdings from salaries, to be paid over                   2,248        2,840
                                                         ----------   ----------
                                                             54,754       71,883
                                                         ----------   ----------

     6.7)     Memorandum accounts - Debit-balance accounts - Control - Other
              --------------------------------------------------------------

Checks and securities in custody                          1,892,792    1,633,884
Managed portfolio                                           387,447      355,135
Checks to be collected                                       58,871       58,150
Checks to be debited                                         46,267       28,930
Other items                                                  69,310       25,500
                                                         ----------   ----------
                                                          2,454,687    2,101,599
                                                         ----------   ----------

     6.8)     Financial income - Income from government and private securities,
              -----------------------------------------------------------------
            net
            ---

                                                         06/30/2006   06/30/2005
                                                         ----------   ----------
Income from government securities                            35,111       38,851
Income from certificates of participation in financial
 trusts                                                      19,265        8,135
Other                                                         9,182        1,895
                                                         ----------   ----------
                                                             63,558       48,881
                                                         ----------   ----------

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

     6.9)     Financial income - Other
              ------------------------

                                                         06/30/2006   06/30/2005
                                                         ----------   ----------
Foreign currency exchange difference                         12,241        3,688
Income from assets subject to financial leases                9,212        5,858
Premiums from repurchase agreements with
 the financial sector                                         7,525        7,693
Income from other receivables from financial
 intermediation                                                   -        4,121
Premiums from other repurchase agreements                       967          632
Other                                                         3,799          711
                                                         ----------   ----------
                                                             33,744       22,703
                                                         ----------   ----------

     6.10)    Financial expense - Other
              -------------------------

Turnover tax                                                  8,462        3,418
Premiums  from  repurchase agreements  with  the
 financial sector                                             4,567        3,705
Contribution to the guarantee fund                            3,288        3,078
Valuation allowance of loans to the government
 sector - Communique "A" 3,911                                2,216        8,719
Other                                                         1,324           79
                                                         ----------   ----------
                                                             19,857       18,999
                                                         ----------   ----------

     6.11)    Service-charge income - Other
              -----------------------------

Debit and credit card income                                 18,038       13,083
Rental of safe deposit boxes                                  1,669        1,442
Other items                                                   7,336        6,982
                                                         ----------   ----------
                                                             27,043       21,507
                                                         ----------   ----------

     6.12)    Service-charge expenses - Other
              -------------------------------

Debit and credit card expense                                 8,175        5,618
Turnover tax                                                  4,252        3,620
Other                                                         2,351        1,451
                                                         ----------   ----------
                                                             14,778       10,689
                                                         ----------   ----------

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

     6.13)    Administrative expenses - Other operating expenses
              --------------------------------------------------

                                                         06/30/2006   06/30/2005
                                                         ----------   ----------
P&E depreciation                                              8,987        7,363
Maintenance, conservation and repair expenses                 7,648        5,800
Security services                                             6,574        5,538
Electric power and communications                             6,158        5,405
Organization and development expenses amortization            5,440        6,195
Leases and rentals                                            3,089        2,034
Stationery and office supplies                                2,770        2,871
Insurance                                                     1,636        1,632
                                                         ----------   ----------
                                                             42,302       36,838
                                                         ----------   ----------

     6.14)    Other income - Other
              --------------------

Gain on transactions or sale of bank premises and
 equipment and other assets                                   5,684        3,509
Sale of loans                                                 4,992          615
Other adjustments and interest on other receivables           1,053          578
Credit cards                                                    866          533
Leases and rentals                                              200          420
Certifications                                                  183          171
Checkbook and statement issuance fees                           112        1,252
Tax deferral                                                      -        1,413
Other                                                         5,163       13,825
                                                         ----------   ----------
                                                             18,253       22,316
                                                         ----------   ----------

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

     6.15)    Other expenses - Other
              ----------------------

                                                         06/30/2006   06/30/2005
                                                         ----------   ----------
Commissions  of the placing agent for the public
 offering of shares                                          12,167            -
Tax on bank account transactions                              5,866        4,103
Shareholders' personal assets tax                             5,507        4,958
Non-computable VAT credit                                     4,469        3,219
Goodwill amortization                                           704          419
Depreciation of miscellaneous assets                            680        1,044
Donations                                                       485          197
Turnover tax                                                    396          707
Loss on  transactions or impairment in value of bank
 premises and equipment and other assets                        218          196
Guarantee fund and credit card losses                            47          147
Other                                                         3,381        5,611
                                                         ----------   ----------
                                                             33,920       20,601
                                                         ----------   ----------

7.     RESTRICTED ASSETS

     Some of the Bank's assets are restricted, according to the following breakdown:

     a) Under "Government securities":

        a.1) As of June 30, 2006, and December 31, 2005, Discount Bonds received in the exchange for Consolidation Bonds in Pesos - First Series amounting to 2,198 and 2,242, respectively, assigned to settle payables to the Central Bank and safety-net financing originated in the acquisition of assets and liabilities from former Banco Federal Argentino.

        a.2) As of June 30, 2006, and December 31, 2005, Secured Bonds under
             Presidential Decree No. 1,579/02 for 32,028 and 35,872 (face value Ps. 24,400,000), respectively, provided as security for the loan received from Banco de Inversion y Comercio Exterior S.A. (BICE) to finance the "Paso San Francisco" public work, in accordance with the note sent by the Bank on November 5, 2002, BICE's reply dated November 18, 2002, and the security agreement covering the abovementioned securities dated January 29, 2004.

        a.3) As of June 30, 2006, and December 31, 2005, GDP-linked securities maturing in 2035 for 450 and 276, respectively, under the provisions of the Prospectus Supplement approved by Presidential Decree No. 1,735/04, which were originally attached to the Discount Bonds issued under the "Offer to exchange eligible Argentine government debt securities".

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

        a.4) As of June 30, 2006, Federal Government Bonds in US dollars at
             LIBOR maturing in 2012 for 3,437 (for a face value of USD 1,350,000), used as security in favor of the Province of Tucuman, in compliance with the stock purchase agreement of Banco del Tucuman S.A. entered into on November 24, 2005, with Banco Comafi S.A. (see note 2.6.)

        a.5) As of June 30, 2006, Central Bank notes (NOBAC) in Argentine pesos adjustable by CER for an amount of 19,786 (for a face value of Ps. 19,600,000), used as security for Rofex transactions.

     b) Under "Loans":

        As of June 30, 2006 and December 31, 2005, agreements for loans backed by pledges and un-guaranteed loans for 10,006 and 16,208, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called "Mypes II
        (a)" and under the Global Credit Program for Small-sized and Micro-enterprises (see note 4.c) to the consolidated financial statements.

     c) Under "Other receivables from financial intermediation":

        c.1) As of June 30, 2006 and December 31, 2005, it includes unavailable deposits with the Central Bank for 552, as provided by Central Bank Communique "A" 1,190. The Bank has recorded allowances covering 100% of this receivable.

        c.2) As of June 30, 2006, and December 31, 2005, the Bank had special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities, for an amount of 76,764 and 66,231 , respectively.

        c.3) As of June 30, 2006, and December 31, 2005, contributions to the
             Risk Fund of Garantizar S.G.R. (mutual guarantee association) for 10,091 and 10,000, respectively, made by the Bank on December 26, 2005, in its capacity as contributory partner of such company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution.

     d) Under "Investments in other companies":

        As of June 30, 2006, and December 31, 2005, irrevocable capital contributions to Tunas del Chaco S.A., Emporio del Chaco S.A. y Prosopis S.A. in the amount of 450 (150 in each company), under the deferment of federal taxes, subscribed in accordance to the promotion system established by Law No. 22,021, as amended by Law No. 22,702, which provides that the investment must be kept in assets for a term not shorter than five years starting on January 1 of the year subsequent to that when the investment was made (investment year: 2003).

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

     e) Under "Other receivables":

        e.1) As of June 30, 2006, and December 31, 2005, attachments amounting to 543.

        e.2) As of June 30, 2006, and December 31, 2005, the Bank had provided in guarantee 8,551 and 7,347, respectively, regarding credit card transactions.

        e.3) As of June 30, 2006, and December 31, 2005, the Bank had provided in guarantee 4,150 and 1,489, respectively, regarding other security deposits.

8. TRANSACTIONS WITH COMPANIES FALLING UNDER ARGENTINE BUSINESS ASSOCIATIONS LAW No. 19,550, SECTION 33 (SUBSIDIARIES AND AFFILIATES)

     The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates according to the provisions of Law No. 19,550 are as follows:

                                                                                       Macro
                                     Nuevo            Banco             Sud         Securities        Sud Bank
                                     Banco             del          Inversiones         S.A.           & Trust
                                     Suquia          Tucuman        & Analisis       Sociedad          Company
                                      S.A.             S.A.             S.A.         de Bolsa          Limited
                                 -------------    -------------    -------------   -------------    -------------
ASSETS
------
Cash                                         -              195                -               -            2,211
Loans                                        -                -                -               -                -
Other receivables
 from financial
 intermediation                              -          150,028                -          27,256           36,399
Other receivables                            -               23                -               -                -
                                 -------------    -------------    -------------   -------------    -------------
    Total assets                             -          150,246                -          27,256           38,610
                                 -------------    -------------    -------------   -------------    -------------

LIABILITIES
-----------
Deposits                                 1,332                -              514           3,375              123
Other liabilities
 from financial
 intermediation                              -          120,064                -          17,648           36,616
                                 -------------    -------------    -------------   -------------    -------------
    Total liabilities                    1,332          120,064              514          21,023           36,739
                                 -------------    -------------    -------------   -------------    -------------

                                     Macro
                                     Fondos           Macro
                                   S.G.F.C.I.        Valores         June 30,        December
                                     S.A.             S.A.             2006          31, 2005
                                 -------------    -------------    -------------   -------------
ASSETS
------
Cash                                         -                -            2,406           2,582
Loans                                        -                -                -          27,794
Other receivables
 from financial
 intermediation                              -                -          213,683          36,939
Other receivables                            -            3,262            3,285           5,144
                                 -------------    -------------    -------------   -------------
    Total assets                             -            3,262          219,374          72,459
                                 -------------    -------------    -------------   -------------

LIABILITIES
-----------
Deposits                                     1              104            5,449           7,417
Other liabilities
 from financial
 intermediation                              -                -          174,328          74,542
                                 -------------    -------------    -------------   -------------
    Total liabilities                        1              104          179,777          81,959
                                 -------------    -------------    -------------   -------------

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

                                                                                       Macro
                                     Nuevo            Banco             Sud         Securities        Sud Bank
                                     Banco             del          Inversiones         S.A.           & Trust
                                     Suquia          Tucuman        & Analisis       Sociedad          Company
                                      S.A.             S.A.             S.A.         de Bolsa          Limited
                                 -------------    -------------    -------------   -------------    -------------
MEMORANDUM ACCOUNTS
-------------------
Debit-balance
 accounts - Control                          -            2,168                -               -            7,431
Debit-balance
 accounts -
 Derivatives                                 -                -                -               -                -
Credit-balance
 accounts -
 Contingent                              1,000                -                -               -                -


                                     Macro
                                     Fondos           Macro
                                   S.G.F.C.I.        Valores         June 30,      December 31,
                                     S.A.             S.A.             2006            2005
                                 -------------    -------------    -------------   -------------
MEMORANDUM ACCOUNTS
-------------------
Debit-balance
 accounts - Control                          -                -            9,599         144,202
Debit-balance
 accounts -
 Derivatives                                 -                -                -          21,469
Credit-balance
 accounts -
 Contingent                                  -                -            1,000           1,000

                                                                                       Macro
                                     Nuevo            Banco             Sud         Securities        Sud Bank
                                     Banco             del          Inversiones         S.A.           & Trust
                                     Suquia          Tucuman        & Analisis       Sociedad          Company
                                      S.A.             S.A.             S.A.         de Bolsa          Limited
                                 -------------    -------------    -------------   -------------    -------------
RESULTS OF OPERATIONS
---------------------
Financial income                           162                -                -              37              218
Financial expense                         (135)            (409)               -            (270)             (38)
Service-charge
 income                                      -                -                3              46               15
Service-charge
 expense                                     -                -                -             (18)               -
                                 -------------    -------------    -------------   -------------    -------------
    Total income
     (expense)                              27             (409)               3            (205)             195
                                 -------------    -------------    -------------   -------------    -------------


                                     Macro
                                     Fondos           Macro
                                   S.G.F.C.I.        Valores         June 30,        June 30,
                                     S.A.             S.A.             2006            2005
                                 -------------    -------------    -------------   -------------
RESULTS OF OPERATIONS
---------------------
Financial income                             -                -              417             153
Financial expense                            -                -             (852)         (1,623)
Service-charge
 income                                      -                1               65              56
Service-charge
 expense                                     -                -              (18)            (24)
                                 -------------    -------------    -------------   -------------
    Total income
     (expense)                               -                1             (388)         (1,438)
                                 -------------    -------------    -------------   -------------

     In addition during the quarter ended June 30, 2006 and during the fiscal year ended December 31, 2005, the Bank and its subsidiaries have granted loans to persons related to the Bank. According to the Bank's policy, loans are required to be granted during the normal course of business under normal market conditions, both with respect to interest and guarantees required. The financing granted to such related parties amounted to 90,148 and 81,170 as of June 30, 2006, and December 31, 2005, respectively (consolidated figures).

     As of June 30, 2006, and December 31, 2005, the deposits made by individuals related to the Bank amounted to 205,240 and 219,222, respectively (consolidated figures).

     During the quarter, trust certificates of participation were sold to a director from Banco Macro Bansud S.A., which generated 8,499 income for the Bank.

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

9.     CAPITAL STOCK

     The Bank's subscribed and paid-in capital as of June 30, 2006, amounts to 683,943. In addition, since December 31, 2001, the Bank's capital stock has changed as follows:

- As of December 31, 2001                                             64,410
- Capital stock increase approved by the Shareholders' Meeting
  of May 29, 2002 (a)                                                390,832
- Capital stock increase approved by the Shareholders' Meeting
  of July 4, 2003 (b)                                                153,701
- Capital stock increase approved by the Shareholders' Meeting
  of September 26, 2005 (c)                                           75,000
                                                                     -------
As of June 30, 2006                                                  683,943
                                                                     -------

     a) On May 29, 2002, the general and special shareholders' meeting of former Banco Bansud S.A. approved a capital increase of 390,832,289 Class "B" shares with a face value of Ps. 1, each one entitled to one vote. During January and February 2003, the former Banco Bansud S.A.'s capital stock increase was subscribed and paid in. Consequently, the majority shareholder, the former Banco Macro S.A., capitalized 333,242 and the remaining 57,590 was subscribed and paid in by the minority shareholders of the former Banco Bansud S.A.

     b) On July 4, 2003, the regular and special shareholders' meetings of the former Banco Bansud S.A. approved a capital increase in the amount of 153,700,791 on class B shares of face value of Ps. 1 each, one vote per share and entitled to the payment of dividends as from January 1, 2003, and in the wake of the merger of the former Banco Macro S.A.

     c) On September 26, 2005, the general and special shareholders' meeting of Banco Macro Bansud S.A. approved a capital increase of up to a face value of Ps. 75,000,000 (face value: seventy-five million Argentine pesos), through the issuance of up to 75,000,000 new common, registered, Class "B" shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered, Class "B" shares outstanding upon issuance, to be publicly subscribed in Argentina or abroad. On January 6, 2006, Banco Macro Bansud S.A. submitted to the U.S. Securities and Exchange Commission
        (SEC) an application for registration of the abovementioned stock issue. Finally, on March 24, 2006, Banco Macro Bansud S.A.'s stock began to be listed on the New York Stock Exchange.

        As of June 30, 2006, the capital increase was fully subscribed and paid in.

     As of the date of issuance of these financial statements, the 75 million class "B" shares of common stock remain pending registration with the CNV.

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

     As required by CNV General Resolution No. 368/01, we hereby report that the Bank has applied all funds resulting from the public subscription of shares to finance its general business operations, increasing its lending capacity and obtain funds for potential acquisitions.

10.    CORPORATE BONDS ISSUANCE

     The corporate bond liabilities recorded in the accompanying financial statements amount to:

            Class                 Original value     06/30/2006   12/31/2005
------------------------------   -----------------   ----------   ----------
Subordinated corporate bonds     USD   60,000,000 a)          -            -
Subordinated corporate bonds     USD   23,000,000 a)      9,183        8,554
Subordinated corporate bonds     USD    4,000,000 b)      3,321        3,493
                                                     ----------   ----------
  Total                                                  12,504       12,047
                                                     ----------   ----------

     a.1) On February 19, 1996, the regular and special shareholders' meetings of the former Banco Bansud S.A. authorized issuing Subordinated Corporate Bonds for up to a face value of USD 60,000,000, which was carried out on May 31, 1996.

          The net funds arising from the placement of the abovementioned corporate bonds were used to repay the loan borrowed from the FFCB (Bank Capitalization Trust Fund) due to the acquisition of certain assets and liabilities of Banco Federal Argentino.

          On April 16, 2003, former Banco Bansud S.A. settled at maturity the last installment of the subordinated corporate bond, following the method of the conversion at Ps. 1-to-USD 1.

     a.2) On April 12, 1995, the regular shareholders' meeting of the former
          Banco Macro S.A. approved creating a Global Program for the issuance of Simple Corporate Bonds secured by the Bank's equity, subordinated or not, nonconvertible into shares for up to an aggregate of USD 50,000,000, and it entrusted the Board of Directors with the task of setting the characteristics of the referred bonds (price, form, payment and placement conditions, among others).

          i) On July 20, 1998, former Banco Macro S.A. received funds from a loan requested to FFCB, currently F.F.A.E.F. y S. for an amount of USD 5,000,000, whereby the Bank issued subordinated corporate bonds to finance the purchase of Banco de Jujuy S.A.

              As of December 31, 2005, the Bank had settled, following the Ps. 1-to-USD 1 conversion method, the last installment of such subordinated corporate bond.

          ii) Pursuant to the request made by the Bank to the Managing Committee of F.F.A.E.F. y S. on July 26, 1999, to restructure the financing previously granted, a loan agreement was entered into on December 29, 1999 by BNA, as FFCB's trustee, and the former Banco Macro S.A. Under such agreement, F.F.A.E.F. y S. granted the Bank a subordinated loan of USD 18,000,000, which was used by the Bank to strengthen computable equity.

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

              The former Banco Macro S.A. undertook to repay in full the new loan convertible into subordinated corporate bonds in five annual, equal and successive installments, the first installment falling due on December 29, 2002. In addition, the loan will accrue compensatory interest at 180 days LIBOR plus 3% p.a. on balances, payable in arrears on an annual basis starting a year after the disbursement date.

              On March 17, 2000, the former Banco Macro S.A. requested the CNV's authorization to issue the fifth series of subordinated corporate bonds in the amount of USD 18,000,000, under the Global Program for the issuance of Corporate Bonds for an aggregate amount of USD 50,000,000 mentioned above, in order to repay the loan granted by the FFCB, received on December 29, 1999.

              Through June 30, 2006, the Bank had amortized the equivalent of USD 14,400,000.

     The Managing Committee of the Trust Fund objected to the conversion into pesos of 50% of its loans, therefore requesting reassessment of all payments made.

     Subsequently, on March 17, 2005, Banco Macro Bansud S.A. advised the Central Bank of the acceptance of the guidelines defined by such agency and recorded such loans, thus reflecting the right to receive the compensation for the asymmetric conversion into pesos and to cover the global net negative position resulting therefrom.

     The 43,401 amount due that as of June 30, 2006, was booked in provisions, was reclassified under "Subordinated corporate bonds" during July 2006.

     Although the Bank accepted the pesification of 50% of the payables to the FFRE as of December 31, 2001, on July 19, 2005, it reported to the Central Bank that the creditor still had to define several aspects, such as decrease in the interest rate to be applied to amounts in pesos and in US dollars and the treatment of compensatory and punitive interest, which is relevant to the final calculation of the amounts due and payable to date.

     b) The special shareholders' meeting of Banco de Salta S.A. (Bank absorbed by the former Banco Macro S.A.) held on January 20, 1997, approved issuing Subordinated Corporate Bonds in the amount of USD 4,000,000 to exercise the power granted to it by the second clause of the Loan Agreement entered into on June 28, 1996 with Banco Provincial de Salta (in liquidation). In addition, the special shareholders' meeting of Banco de Salta S.A. held on May 29, 1997, approved the IPO of such Corporate Bonds. Through Resolution No. 1,006, dated December 19, 1997, the CNV authorized the IPO of Banco de Salta S.A. for the issuance of Corporate Bonds, and it also approved the public offering of such bonds.

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

        In addition, on October 19, 1999, through Resolution No. 13,043, the CNV authorized the transfer in favor of Banco Macro Misiones S.A. (bank merged with an into the former Banco Macro S.A.) of the authorization granted to Banco de Salta S.A. to issue the referred Corporate Bonds, since the latter merged with and into the former. Furthermore, it cancelled the authorization granted to Banco de Salta S.A. for the public offering of its corporate bonds.

        Through June 30, 2006, the Bank had amortized the equivalent of USD 2,200,000.

     Also, see note 20 to the accompanying financial statements.

11.    PORTFOLIO MANAGEMENT

     a) On March 1, 1996, Banco de Salta S.A. (bank absorbed by the former Banco Macro S.A.) and the Government of the Province of Salta entered into an "Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation)" related to the non-financial private sector, whereby the former Banco Macro S.A. undertakes to perform all acts necessary to manage such portfolio. In consideration thereof, the Province of Salta recognizes to the former Banco Macro S.A. a percentage of the amounts effectively recovered.

        As of June 30, 2006, and December 31, 2005, the loans portfolio managed for principal and interest, after application adjustments, amounted to 15,067 and 15,172, respectively.

     b) By virtue of the agreement formalized on August 11, 1998, between Banco de Jujuy S.A. (bank merged with and into the former Banco Macro S.A.) and the Province of Jujuy, the former Banco Macro S.A. undertakes to perform all acts necessary to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy recognizes to the former Banco Macro S.A., for all accounts and as a lump-sum and total consideration, a percentage of the amounts actually recovered.

        As of June 30, 2006, and as of December 31, 2005, the loan portfolio under management amounted to 45,628 and 47,764, respectively.

     c) On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the "Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such agency and the former Banco Macro S.A. Through that extension, the Bank will provide to the IPDUV, among others, the service of collecting the installments payable by successful bidders for housing and a service of performing collection procedures related to such institute's receivables. In consideration thereof, the IPDUV recognizes to the former Banco Macro S.A. a percentage of the amounts effectively recovered.

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

        As of June 30, 2006, and as of December 31, 2005, the loan portfolio under management amounted to 86,157 and 86,691, respectively.

     d) On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. entered into an agreement for the LAVERC financial trust's collection administration and management, whereby the collection management, custody, performance and any other task related to the corpus assets recorded by the branches in which the former Banco Bansud S.A. had requested the Central Bank's authorization to perform banking activities, will be carried out by the former Banco Bansud S.A.

        Through Resolution No. 523 of August 20, 2002, Central Bank's Board of Governors -under Section No. 35 bis II b), Financial Institutions Law-provided for excluding certain secured liabilities and the equivalent amount of certain assets from Scotiabank Quilmes S.A. (SBQ), and it authorized the transfer of 35% of total excluded assets (including certificates of participation in the LAVERC trust) and liabilities in favor of the former Banco Bansud S.A. In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to SBQ at the time of the transfer.

        As of June 30, 2006, and December 31, 2005, the portfolio managed by the Bank amounted to 165,042 and 195,130, respectively.

     e) On June 7, 2005, a portfolio assignment agreement was executed between Banco de Valores S.A., as trustee, and Banco Macro Bansud S.A., as trustor, whereby "Macro Personal V" trust was set up. To such end, class "A" and "B" certificates of participation were issued for a face value of 59,524 and 10,504, respectively. Such agreements set forth that Banco Macro Bansud S.A. will act as agent for the collection of trust receivables.

        As of June 30, 2006, and December 31, 2005, the portfolio managed by the Bank amounted to 3,964 and 21,875, respectively.

     f) On March 31, 2006, Banco Macro Bansud S.A. and Sud Inversiones y Analisis S.A. entered into a management and custody agreement regarding the "RETUC 1" trust loan portfolio.

        As of June 30, 2006, the portfolio managed by the Bank amounts to 71,544. Also, see note 4.n) to the consolidated financial statements.

     g) In addition, as of June 30, 2006, and December 31, 2005, the Bank had under its management other portfolios for total amounts of 45,674 and 51,439, respectively.

     As of June 30, 2006, the subsidiary Banco del Tucuman S.A. manages a loan portfolio assigned as part of the process for the transfer of Banco San Miguel de Tucuman S.A. for an amount of 14,166.

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

12.    MUTUAL FUNDS

     As of June 30, 2006, the Bank, in its capacity as depository company, held in custody the shares of interest subscribed by third parties and securities from, among others, the following mutual funds:

                                                Shares of     Shareholders'   Investments
                    Fund                         interest        equity           (a)
--------------------------------------------   ------------   -------------   -----------
Pionero Pesos                                   328,468,259         357,806       353,675
Pionero Renta                                    39,542,058          68,311        59,016
Pionero Global Dolares                            2,505,710           2,742         2,543
Pionero Crecimiento                               2,431,295           5,244         5,220
Pionero Financiero Dolares  (b)                      17,635              55            10
Puente Hnos. Renta Fija                           3,932,733           5,271         5,709
Puente Hnos. Renta Variable                       2,803,976           4,336         4,305
Puente Hnos. Argentina Hedge Fund                 1,818,144           2,432           307
Puente Hnos. Corporativos Latinoamericanos          492,748           1,675         1,507
Galileo Event Driven FCI                         27,620,389         108,935       102,950

(a) These amounts reflect the mutual funds' investment portfolios and are recorded under the "Checks and securities in custody" memorandum account.
(b)       As of June 30, 2006, it is in liquidation process.

13.    BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

     Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 4.5518% equity interest therein, according to the percentages set forth in Central Bank Communique "B" 8,694 of March 30, 2006.

     This system shall cover the deposits in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency. On the other hand, the Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, would be excluded from the deposit guarantee system.

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

14.    TRUST ACTIVITIES

     Banco Macro Bansud S.A., either directly or through its subsidiary Sud Inversiones & Analisis S.A., acts as trust agent. In no case shall the Trustee be liable with its own assets or for an obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The commissions earned by the Bank due to its performance as trust agent are calculated under the terms and conditions of the related agreements.

     a) Trust fund for the economic development of the Province of Jujuy

        Through Provincial Law No. 5,161 (regulated by Decree No. 860/E/2000), the Province of Jujuy created the Trust Fund for the Economic Development of the Province of Jujuy in order to provide financial assistance to the productive sectors in such province. Subsequently, through Provincial Law No. 5,162, Banco de Jujuy S.A. (which merged with and into the former Banco Macro S.A.) was appointed trustee.

        Therefore, on May 11, 2000, the former Banco de Jujuy S.A. (as trustee) and the Economy Department of the Province of Jujuy (as trustor) entered into a trust agreement (which was later amended on June 6, 2000), whereby the trustor conveyed to the trustee the fiduciary ownership of the following:

            - the right to be assigned by the Provincial Government the proceeds from the Federal Tax Revenue Sharing System to guarantee the settlement of the consolidated debt that flows into the Trust Fund for the Economic Development of the Province of Jujuy (up to a face value of 10,000) or the debt provided in exchange or substitution.

            -   the profits arising from trust activities.

        As of June 30, 2006, and as of December 31, 2005, the assets managed by the trust amount to 6,646 and 6,585, respectively.

     b) Municipal Finances Reorganization Trust Fund

        Through Provincial Law No. 5,435 (regulated by Decree No. 2478/H/2004), the Province of Jujuy created the Municipal Finances Reorganization Trust Fund in order to provide financial assistance to the municipalities and municipal commissions in such province.

        Consequently, on December 29, 2004, Banco Macro Bansud S.A., as trustee, and the Finance Minister of the Province of Jujuy, in its capacity as trustor, entered into a trust agreement whereby the trustor conveyed to the trustee fiduciary ownership of the following corpus assets:

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

            - Contributions from the Provincial Treasury in cash, in real property and the proceeds from the sale of real property belonging to the Provincial Government.
            - Fifty per cent of the property tax collected up to the annual amount of 6,000.
            - Recovery of loans granted to municipalities and municipal commissions.
            - Other resources assigned by the Provincial Government, from its own resources, from the federal government, or financing from abroad.
            -   Proceeds from the investment of Fund assets.
            - Whatever assets the municipalities and municipal commissions transfer in trust, under the scope of Provincial Law No. 5,435.

        As of June 30, 2006, and December 31, 2005, the assets managed by the trust amount to 82,002 and 79,644, respectively.

     In addition, as part of its normal course of business, the Bank entered into trust management agreements as trust agent.

15.    INTEREST IN MACROAVAL SOCIEDAD DE GARANTIA RECIPROCA

     On September 28, 1998, Macroaval S.G.R. (reciprocal guarantee corporation) was organized mainly in order to provide guarantees of any kind to its members by executing reciprocal guarantee agreements involving the production, trade and industrial sectors of any kind, exploited by small- and medium-sized companies defined as such under Law No. 24,467. The initial capital stock was set at 250. On December 27, 1998, the Department of Small- and Medium-sized Companies, subordinate to the Presidency of Argentina, authorized Macroaval S.G.R. to begin its operations.

     The former Banco Macro S.A. became a sponsor partner of such company. In this respect, as of June 30, 2006, and December 31, 2005, the Bank held 30,500 shares of Macroaval S.G.R. of Ps. 1 each, that is, 12.20 % of the capital stock of such Company, which had been fully paid in.

     As of June 30, 2006, and December 31, 2005, the Bank carried in assets contributions to Macroaval SGR's Risk Fund amounting to 1,175 and 11,139, respectively.

16. COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

     Under CNV Resolution 368/01, the Bank's shareholder's equity exceeds the minimum amount required.

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

17. CLAIM FROM THE AFIP - DGI (FEDERAL PUBLIC REVENUE ADMINISTRATION - FEDERAL TAX BUREAU)

     On January 21, 2002, the former Banco Bansud S.A. requested from the above agency that it be included in the debt consolidation, interest and fines exemption and installment plan system provided by Presidential Decree No. 1384/01 in order to settle the tax payable that authorities had assessed ex-officio according to a resolution notified on December 19, 2001.

     The abovementioned claim from tax authorities related to income tax differences of the former Banco del Sud for the 1993 and 1994 tax years grounded on having challenged certain methods applied that -in the former Banco Bansud S.A.'s opinion- were consistent with the guidelines set by the specific regulations.

     The amount that the Bank has requested to settle under the installment plan system is 10,780, which will be paid in 120 monthly installments. The amount in question was charged to income for the fiscal year ended December 31, 2001. As of June 30, 2006, the outstanding amount is recognized in the "Other liabilities" account.

     The former Banco Bansud S.A., on February 18 and November 12, 2002, and Banco Macro Bansud S.A., on February 3, 2004, February 17, 2005, and February 17, 2006, filed appeals with the Federal Administrative Tax Court against the AFIP - DGI resolutions that, holding to the position mentioned in the preceding point, had objected the tax returns filed by the former Banco Bansud S.A for tax years ended from June 30, 1995, through June 30, 1999, and the irregular period ended December 31, 1999.

     On February 2, 2005, and February 2, 2006, the Bank filed appeals with the Federal Administrative Tax Court against the AFIP resolution that had objected to the 1998 and 1999 income tax returns of the former Banco Macro S.A.

     The issue under discussion and on which the regulatory agency bases its position is the impossibility to deduct the credits with collateral security and the requirement to begin judicial collection proceedings for outstanding receivables to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court in similar judgments, which issued a resolution in favor of the position assumed by Banco Macro Bansud S.A.

     The Bank estimates that the abovementioned issues are unlikely to give rise to additional charges and, therefore, no provision was recorded for such amounts.

18. CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK

     The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

     In early 2002, the Argentine Congress enacted Public Emergency and Foreign Exchange System Reform Law No. 25,561 (the effective term of which was extended through December 31, 2006). This law introduced significant changes to the economic model implemented until that date and amended Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) effective since March 1991. After a period of an official foreign exchange market, a single foreign exchange market was established, subject to Central Bank requirements and standards. Such law and subsequent presidential decrees established, among others, measures that affected the financial system, primarily related to the conversion into pesos of its assets and liabilities in foreign currency at different exchange rates and the related compensatory measures.

     The current administration has implemented a program that included important measures such as the exchange of federal and provincial government debt, compensation provided to Financial Institutions for the effects of the devaluation and the conversion into pesos of balances denominated in foreign currency, the restructuring of Federal Government debt, deposits rescheduling and the lifting of restrictions thereto, relaxation of foreign-exchange controls and monetary reunification with the redemption of quasi-currencies. In addition, during 2005, the government debt restructuring process was completed and the Argentine Government settled its payable to the International Monetary Fund. Also, the economic and financial variables showed evolution and the financial system is undergoing a financial consolidation process.

     Financial statements presentation requires Bank Management to make estimates regarding the assets, liabilities, income, expenses and contingencies reported. Current figures and final income (loss) may differ from such estimations.

     The accompanying financial statements should be read considering the circumstances previously mentioned.

          Legal actions
          -------------

     The measures adopted by the Federal Executive in 2002 with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo - constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

     In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits in foreign currency or the price thereof in the free foreign exchange market upon reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

     Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

     In one of the last decisions, the Supreme Court determined that the process was constitutional, although certain aspects are still pending resolution. In addition, Supreme Court decisions are limited to each case and, therefore, they may be modified in the future. However, trial and appellate courts usually consider and apply Supreme Court case law.

     Should courts consider that the conversion into pesos is constitutional, the Bank will be entitled to claim the reimbursement of the amounts paid in excess of those required by current regulations. Conversely, should courts rule that deposits are to be settled in foreign currency, the Bank could receive additional claims. However, Bank Management considers that, in the end, those additional payments would be included in the mechanisms established to compensate financial institutions due to the effects of the asymmetric conversion into pesos.

     The uncertainty regarding the final resolution of this issue in court remains, as well as the possible effects thereof on: (i) the recoverability of the amounts capitalized (see note 5.1.b)), (ii) the amounts that the Bank could have to pay depositors in foreign currency based on judicial decisions, and (iii) the additional contingency due to possible judicial claims.

     To date, the courts have not issued a final resolution regarding those actions. Claims have decreased significantly and the rescheduling of deposits originally denominated in US dollars concluded.

     Considering the previous comments, Bank Management and its legal counsel consider that there will be no significant additional effect on Bank equity that could arise from the final resolution of those actions.

     Under Communique "A" 3,916 dated April 3, 2003, the Bank and its subsidiaries carried in "Intangible Assets" as of June 30, 2006, and December 31, 2005, the amounts of 50,892 and 42,632, respectively (net of the related amortizations) reflecting the differences resulting from complying with the court orders in relation to the deposits involved and with the provisions of Presidential Decree No. 214/02, as supplemented.

19.    RESTRICTION ON EARNINGS DISTRIBUTION

     a) Central Bank Communique "A" 4,152 dated June 2, 2004, lifted the suspension of earnings distributions established by Communique "A" 3,574, but kept such distributions subject to certain requirements provided therein and to prior authorization from the SEFyC (Financial and Foreign-Exchange Institutions Superintendency, a department of the Central Bank).

     b) As mentioned in note 10, under the agreements signed with the FFAEFyS, the Bank may not distribute as dividends in cash an amount exceeding 50% of liquid and realized income. In addition, the Bank may not distribute as cash dividends an amount exceeding 25% up to 50% of liquid and realized income, unless it redeems in advance subordinated corporate bonds for an amount equivalent to 50% of the total dividends distributed in cash.

                        NOTES TO THE FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
       (Figures stated in thousands of pesos, except otherwise indicated)

     c) Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as single and definitive payment. Income to be considered in each year will result from deducting the tax paid for the tax period(s) in which income was distributed or the related proportional amount from taxable income, and adding dividends or income from other corporations not computed upon determining such income in the same tax period(s). This is applied to the years ended as from December 31, 1998; thus, the dividends to be distributed based on retained earnings as of December 31, 1997, will not be subject to the abovementioned withholding.

     d) Finally, as established in Central Bank Communique "A" 4,295, to determine the amounts to be distributed it will be necessary to deduct the assets recorded for minimum presumed income credits from unappropriated retained earnings. As of June 30, 2006, the minimum presumed income tax credit amounts to 24,372 (see note 4).

20.    EVENTS SUBSEQUENT TO PERIOD-END

     On August 1, 2006, the Bank's Board of Directors decided to call a regular shareholders' meeting for September 1, 2006, to consider the creation of an overall program for the issuance of simple corporate bonds at a short, medium or long term, either subordinated or nonsubordinated, with or without guarantee, in accordance with Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 400,000,000 (four hundred million US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

21.    FINANCIAL STATEMENTS PUBLICATION

     Under Communique "A" 760, the Central Bank's prior intervention is not required for the publication of these financial statements.

22.    ACCOUNTING PRINCIPLES - EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

     These financial statements are presented on the basis of the Central Bank standards and, except for the effects of the matters mentioned in note 5, in accordance with professional accounting standards effective in the City of Buenos Aires, Argentina. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

                                                                  Jorge H. Brito
                                                                   Chairperson

                                                                       EXHIBIT A

                   DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
                   AS OF JUNE 30, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish - See Note 22)
                     (Figures stated in thousands of pesos)

                                                                  06/30/2006        12/31/2005              06/30/2006
                                                            ---------------------   ----------   ----------------------------------
                                                                                                 POSITION
                                                              MARKET      BOOK        BOOK        WITHOUT                  FINAL
                          NAME                                VALUE      BALANCE     BALANCE     OPTIONS(1)    OPTIONS    POSITION
--------------------------------------------------------    ---------   ---------   ----------   ----------   --------   ----------
GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings in investment accounts
- LOCAL
   Federal government bonds in US dollars at
    LIBOR - Maturity: 2012 - Compensation                           -           -       94,711            -          -            -
   Federal government bonds in pesos at 2% -
    Maturity: 2007 - Compensation                                   -           -       10,705            -          -            -
                                                                        ---------   ----------   ----------   --------   ----------
Subtotal holdings in investment accounts                            -           -      105,416            -          -            -
                                                                        ---------   ----------   ----------   --------   ----------
Holdings for trading or financial intermediation
- LOCAL
   Province of Salta Consolidation Bonds in pesos                   6           6           25            6          -            6
   Federal government bonds in pesos at 2% -
    Maturity: 2007                                             18,800      18,800          366       18,955      3,417       22,372
   Federal government bonds in US dollars at LIBOR -
    Maturity: 2006                                                  -           -       16,250            -          -            -
   Federal government bonds in pesos - Maturity: 2008              22          22           17         -747          -         -747
   Federal government bonds in US dollars at LIBOR -
    Maturity: 2012                                             82,043      82,043       50,928       -1,893     78,986       77,093
   Federal government bonds in US dollars at LIBOR -
    Maturity: 2013                                              6,844       6,844          740        4,258     28,735       32,993
   Federal government bonds in pesos - Maturity: 2014           7,815       7,815          261        1,959          -        1,959
   Argentine Government bonds in US dollars at 7% -
    Maturity: 2011-BONAR V                                        841         841            -       -2,059          -       -2,059
   Consolidation bonds in pesos - Fourth series                   737         737        2,653      -10,305          -      -10,305
   Consolidation bonds in pesos - Second series at 2%           3,653       3,653          216        3,653          -        3,653
   Consolidation bonds in pesos - Sixth series                    309         309           35          301          -          301
   Consolidation bonds of social security payables in
    pesos - Third series at 2%                                    167         167        8,184         -720          -         -720
   Public debt secured bonds of the Province of Rio
    Negro (Bogar) Class II - Series I                             225         225          218          225          -          225
   Discount bonds denominated in pesos maturing in 2033        34,864      34,864       13,323        1,030          -        1,030
   Par bonds denominated in Argentine pesos maturing
    in 2038                                                       101         101            3          101          -          101
   Par bonds denominated in US dollars maturing in 2038
    (governed by Argentine legislation)                            40          40           60           40          -           40
   Par bonds denominated in US dollars maturing in 2038
    (regulated by legislation of the State of New York         11,004      11,004           10            4          -            4
   Discount bonds denominated in US dollars maturing
    in 2033 (regulated by Argentine legislation)              116,804     116,804            1            4          -            4
   GDP-related securities in pesos - Maturity: 2035               462         462          340          462          -          462
   Secured bonds under Presidential Decree No. 1,579/02        62,495      62,495        1,213       31,960          -       31,960
   Bonds for the conversion and restructuring of
    government borrowing, Province of Tucuman - Consadep          262         262        1,346          239          -          239
   Consolidation bonds of social security payables in
    pesos - Fourth Series                                       8,841       8,841          926        6,268          -        6,268
   Other                                                            -         104          117          -10          -          -10
                                                                        ---------   ----------   ----------   --------   ----------
Subtotal holdings for trading or financial intermediation                 356,439       97,232       53,731    111,138      164,869
                                                                        ---------   ----------   ----------   --------   ----------
UNLISTED GOVERNMENT SECURITIES
- LOCAL
   Bonds issued by the Municipality of Bahia Blanca at
    13.75%, secured by municipal resources                          -           -          505            -          -            -
   Secured bonds under Presidential Decree No. 1,579/02             -           -       35,872            -          -            -
   Other                                                            -          57           57           57          -           57
                                                                        ---------   ----------   ----------   --------   ----------
Subtotal unlisted government securities                                        57       36,434           57          -           57
                                                                        ---------   ----------   ----------   --------   ----------

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

CENTRAL BANK OF ARGENTINA BILLS - LISTED -
 MANAGED PORTFOLIO
   Central Bank of Argentina bills in pesos -
    Maturity: 01/04/06                                              -           -       64,960            -          -            -
   Central Bank of Argentina bills in pesos -
    Maturity: 01/11/06                                              -           -      299,154            -          -            -
   Central Bank of Argentina bills in pesos -
    Maturity: 01/18/06                                              -           -       55,059            -          -            -
   Central Bank of Argentina bills in pesos -
    Maturity: 01/25/06                                              -           -      168,762            -          -            -
   Central Bank of Argentina bills in pesos -
    Maturity: 02/08/06                                              -           -       39,588            -          -            -
   Central Bank of Argentina bills in pesos -
    Maturity: 02/01/06                                              -           -        1,985            -          -            -
   Central Bank of Argentina bills in pesos -
    Maturity: 02/15/06                                              -           -        9,882            -          -            -
   Central Bank of Argentina bills in pesos -
    Maturity: 07/12/06                                            696         696            -          696          -          696
   Central Bank of Argentina bills in pesos -
    Maturity: 02/21/07                                          8,694       8,694            -        8,694          -        8,694
   Central Bank of Argentina bills in pesos adjusted by
    CER - Maturity: 03/22/06                                        -           -        3,140            -          -            -
   Central Bank of Argentina bills in pesos adjusted by
    CER - Maturity: 07/12/06                                        -           -        6,497            -          -            -
                                                                        ---------   ----------   ----------   --------   ----------
Subtotal Central Bank of Argentina bills - Listed -
 Managed portfolio                                                          9,390      649,027        9,390          -        9,390
                                                                        ---------   ----------   ----------   --------   ----------
CENTRAL BANK OF ARGENTINA BILLS - UNDER REPO
 TRANSACTIONS
   Central Bank of Argentina bills in pesos -
    Maturity: 03/22/06                                              -           -      193,859            -          -            -
   Central Bank of Argentina bills in pesos -
    Maturity: 01/31/07                                              -           -        1,170            -          -            -
   Central Bank of Argentina bills in pesos adjusted by
    CER - Maturity: 01/31/07                                        -           -       28,075            -          -            -
                                                                        ---------   ----------   ----------   --------   ----------
Subtotal Central Bank of Argentina bills - Under repo
 transactions                                                                   -      223,104            -          -            -
                                                                        ---------   ----------   ----------   --------   ----------
Subtotal instruments issued by the Central Bank
 of Argentina                                                               9,390      872,131        9,390          -        9,390
                                                                        ---------   ----------   ----------   --------   ----------

                                                                  Jorge H. Brito
                                                                   Chairperson

                                                                       EXHIBIT A
                                                                     (Continued)

                   DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
                   AS OF JUNE 30, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish - See Note 22)
                     (Figures stated in thousands of pesos)

                                                                 06/30/2006         12/31/2005               06/30/2006
                                                            ---------------------   ----------   ----------------------------------
                                                                                                 POSITION
                                                              MARKET      BOOK        BOOK        WITHOUT                   FINAL
                          NAME                                VALUE      BALANCE     BALANCE     OPTIONS(1)    OPTIONS    POSITION
---------------------------------------------------------   ---------   ---------   ----------   ----------   --------   ----------
INSTRUMENTS ISSUED BY THE Central Bank of
 Argentina (Contd.)                                                         9,390      872,131        9,390          -        9,390
                                                                        ---------   ----------   ----------   --------   ----------

Central Bank of Argentina bills - Unlisted -
 Managed portfolio
   Central Bank of Argentina bills in pesos -
    Maturity: 02/22/06                                              -           -      108,905            -          -            -
   Central Bank of Argentina bills in pesos -
    Maturity: 03/15/06                                              -           -      108,398            -          -            -
                                                                        ---------   ----------   ----------   --------   ----------
Subtotal Central Bank of Argentina bills - Unlisted -
 Managed portfolio                                                              -      217,303            -          -            -
                                                                        ---------   ----------   ----------   --------   ----------

CENTRAL BANK OF ARGENTINA NOTES - LISTED -
 MANAGED PORTFOLIO
   Central Bank of Argentina notes in pesos with variable
    coupon (BADLAR Rate) - Maturity:                           46,192      46,192       56,842       46,192          -       46,192
   Central Bank of Argentina notes in pesos with variable
    coupon (BADLAR Rate) - Maturity:                           94,439      94,439       70,481       94,439          -       94,439
   Central Bank of Argentina notes in pesos with variable
    coupon (BADLAR Rate) - Maturity:                          281,523     281,523            -      281,523          -      281,523
   Central Bank of Argentina notes in pesos with variable
    coupon (BADLAR Rate) - Maturity:                           77,216      77,216            -      246,992          -      246,992
   Central Bank of Argentina notes in pesos with variable
   coupon (BADLAR Rate) - Maturity:                            60,752      60,752            -       60,752          -       60,752
   Central Bank of Argentina notes in pesos with variable
    coupon (BADLAR Rate) - Maturity:                           20,462      20,462            -       20,462          -       20,462
   Central Bank of Argentina notes in pesos with variable
    coupon (BADLAR Rate) - Maturity:                            9,920       9,920            -        9,920          -        9,920
   Central Bank of Argentina notes in pesos with variable
    coupon (BADLAR Rate) - Maturity:                            1,945       1,945            -        1,945          -        1,945
   Central Bank of Argentina notes in pesos adjustable by
    CER - Maturity: 12/06/06                                  119,799     119,799      212,083      125,856          -      125,856
   Central Bank of Argentina notes in pesos adjustable by
    CER - Maturity: 01/23/08                                   37,062      37,062      103,058       55,048          -       55,048
   Central Bank of Argentina notes in pesos adjustable by
    CER - Maturity: 12/24/08                                        -           -       48,960            -          -            -
                                                                        ---------   ----------   ----------   --------   ----------
Subtotal Central Bank of Argentina notes - Listed -
 Managed portfolio                                                        749,310      491,424      943,129          -      943,129
                                                                        ---------   ----------   ----------   --------   ----------

CENTRAL BANK OF ARGENTINA NOTES - UNDER REPO
 TRANSACTIONS
   Central Bank of Argentina notes in pesos with variable
    coupon (BADLAR Rate) - Maturity:                            9,920       9,920            -            -          -            -
   Central Bank of Argentina notes in pesos with variable
    coupon (BADLAR Rate) - Maturity:                            9,900       9,900            -            -          -            -
   Central Bank of Argentina notes in pesos with variable
    coupon (BADLAR Rate) - Maturity:                           27,902      27,902            -            -          -            -
                                                                        ---------   ----------   ----------   --------   ----------
Subtotal Central Bank of Argentina notes - Under
 repo transactions                                                         47,722            -            -          -            -
                                                                        ---------   ----------   ----------   --------   ----------
Total instruments issued by the Central
 Bank of Argentina                                                        806,422    1,580,858      952,519          -      952,519
                                                                        ---------   ----------   ----------   --------   ----------
Total government securities                                             1,162,918    1,819,940    1,006,307    111,138    1,117,445
                                                                        ---------   ----------   ----------   --------   ----------
INVESTMENTS IN LISTED PRIVATE SECURITIES

DEBT SECURITIES
- LOCAL
   Book-entry Corporate Bonds - Acindar Convertible
    6% USD                                                          -           -          106            -          -            -
   Corporate Bonds - Petrobras Energia S.A
    (the former Pecom S.A.)                                        14          14           14           14          -           14
   Book-entry Corporate Bonds - Edesur Class 5 Pesos                -           -        4,401            -          -            -
   Corporate bonds - Telefonica de Argentina S.A. -
    Fixed Rate                                                      -           -        3,130            -          -            -
   Consubond Financial Trust- Series XXXIV
    Class A-Trust debt security                                     -           -        1,325            -          -            -
   Italcred I Financial Trust - Trust debt security               172         172          684          172          -          172
   Italcred II Financial Trust - Trust debt security            1,990       1,990            -        1,990          -        1,990
   Tarjeta Shopping Financial Trust - Series XVI
    Class A-Trust debt security                                 1,032       1,032        1,032        1,032          -        1,032
                                                                        ---------   ----------   ----------   --------   ----------
Subtotal debt securities                                                    3,208       10,692        3,208          -        3,208
                                                                        ---------   ----------   ----------   --------   ----------
EQUITY SECURITIES
- LOCAL
   Class "A" certificates of participation in the Macro
    Personal V trust                                                -           -        5,000            -          -            -
   Class "B" certificates of participation in the Macro
    Personal V trust                                            5,703       5,703       14,005        5,703          -        5,703
   Petrobras Energia - Book-entry shares                        2,558       2,558        2,865        2,558          -        2,558
                                                                        ---------   ----------   ----------   --------   ----------
   Other                                                           50          50           46           50          -           50
                                                                        ---------   ----------   ----------   --------   ----------
Subtotal equity securities                                                  8,311       21,916        8,311          -        8,311
                                                                        ---------   ----------   ----------   --------   ----------
Total Investments in listed private securities                             11,519       32,608       11,519          -       11,519
                                                                        ---------   ----------   ----------   --------   ----------
Total Government and Private Securities (2)                             1,174,437    1,852,548    1,017,826    111,138    1,128,964
                                                                        =========   ==========   ==========   ========   ==========

(1) The position without options as of June 30, 2006, results from the following disclosure:
    Holdings as of June 30, 2006                            1,174,437
    Plus: Government securities lent                           44,545
    Plus: Spot and forward purchases pending settlement       421,121
    Less: Government securities deposited                     284,365
    Less: Spot and forward sales pending settlement           337,912
                                                            ---------
                                                            1,017,826
                                                            =========

(2) As of June 30, 2006, and December 31, 2005, the Bank carried allowances for impairment in value of 296 and 483, respectively (See Exhibit J).

                                                                  Jorge H. Brito
                                                                   Chairperson

                                                                       EXHIBIT B

                FINANCING-FACILITIES CLASSIFICATION BY SITUATION
                             AND GUARANTEES RECEIVED
                   AS OF JUNE 30, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish - See Note 22)
                     (Figures stated in thousands of pesos)

                                                                    06/30/2006   12/31/2005
                                                                    ----------   ----------
COMMERCIAL

In normal situation                                                  2,343,076    1,744,442
                                                                    ----------   ----------
  With Senior "A" guarantees and counter-guarantees                     24,038       27,553
  With Senior "B" guarantees and counter-guarantees                    205,121      172,655
  Without Senior guarantees or counter-guarantees                    2,113,917    1,544,234

Subject to special monitoring                                           13,429       13,586
                                                                    ----------   ----------
   In observation
  With Senior "B" guarantees and counter-guarantees                        452          557
  Without Senior guarantees or counter-guarantees                       12,977       13,029

Troubled                                                                 7,101        3,591
                                                                    ----------   ----------
  With Senior "B" guarantees and counter-guarantees                      5,432        2,877
  Without Senior guarantees or counter-guarantees                        1,669          714

With high risk of insolvency                                             7,180       15,140
                                                                    ----------   ----------
  With Senior "B" guarantees and counter-guarantees                      1,889        4,615
  Without Senior guarantees or counter-guarantees                        5,291       10,525

Irrecoverable                                                           20,785       78,879
                                                                    ----------   ----------
  With Senior "A" guarantees and counter-guarantees                          -          380
  With Senior "B" guarantees and counter-guarantees                      4,452       12,825
  Without Senior guarantees or counter-guarantees                       16,333       65,674

Irrecoverable according to Central Bank of Argentina regulations         2,128        8,430
                                                                    ----------   ----------
  With Senior "B" guarantees and counter-guarantees                          -        5,476
  Without Senior guarantees or counter-guarantees                        2,128        2,954
                                                                    ----------   ----------
Subtotal Commercial                                                  2,393,699    1,864,068
                                                                    ----------   ----------

                                                                  Jorge H. Brito
                                                                   Chairperson

                                                                       EXHIBIT B
                                                                     (Continued)

                FINANCING-FACILITIES CLASSIFICATION BY SITUATION
                             AND GUARANTEES RECEIVED
                   AS OF JUNE 30, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish - See Note 22)
                     (Figures stated in thousands of pesos)

                                                                    06/30/2006   12/31/2005
                                                                    ----------   ----------
CONSUMER

Performing                                                           1,033,004      766,370
                                                                    ----------   ----------
  With Senior "A" guarantees and counter-guarantees                      4,236        3,166
  With Senior "B" guarantees and counter-guarantees                    152,546      132,554
  Without Senior guarantees or counter-guarantees                      876,222      630,650

Inadequate compliance                                                   14,601       13,890
                                                                    ----------   ----------
  With Senior "A" guarantees and counter-guarantees                          1            2
  With Senior "B" guarantees and counter-guarantees                      4,560        5,610
  Without Senior guarantees or counter-guarantees                       10,040        8,278

Deficient compliance                                                     5,650        5,607
                                                                    ----------   ----------
  With Senior "A" guarantees and counter-guarantees                          5            -
  With Senior "B" guarantees and counter-guarantees                      1,051        1,841
  Without Senior guarantees or counter-guarantees                        4,594        3,766

Difficult recovery                                                       7,522        7,288
                                                                    ----------   ----------
  With Senior "B" guarantees and counter-guarantees                      2,036        2,719
  Without Senior guarantees or counter-guarantees                        5,486        4,569

Irrecoverable                                                           20,941       42,532
                                                                    ----------   ----------
  With Senior "A" guarantees and counter-guarantees                          3            3
  With Senior "B" guarantees and counter-guarantees                     12,355       21,619
  Without Senior guarantees or counter-guarantees                        8,583       20,910

Irrecoverable according to Central Bank of Argentina regulations           393          931
                                                                    ----------   ----------
  With Senior "B" guarantees and counter-guarantees                        255          675
  Without Senior guarantees or counter-guarantees                          138          256
                                                                    ----------   ----------
Subtotal Consumer                                                    1,082,111      836,618
                                                                    ----------   ----------
Total                                                                3,475,810    2,700,686
                                                                    ==========   ==========

                                                                  Jorge H. Brito
                                                                   Chairperson

                                                                       EXHIBIT C

                       FINANCING FACILITIES CONCENTRATION
                   AS OF JUNE 30, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish - See Note 22)
                     (Figures stated in thousands of pesos)

                                      06/30/2006                    12/31/2005
                             ---------------------------   ---------------------------
                             OUTSTANDING    % OVER TOTAL   OUTSTANDING     % OF TOTAL
NUMBER OF CUSTOMERS            BALANCE       PORTFOLIO       BALANCE       PORTFOLIO
--------------------------   ------------   ------------   ------------   ------------
10 largest customers              987,469          28.41        868,439          32.16
50 next largest customers         827,056          23.79        526,545          19.50
100 next largest customers        382,377          11.00        302,601          11.20
Other customers                 1,278,908          36.80      1,003,101          37.14
                             ------------   ------------   ------------   ------------
Total                           3,475,810         100.00      2,700,686         100.00
                             ============   ============   ============   ============

                                                                  Jorge H. Brito
                                                                   Chairperson

                                                                       EXHIBIT D

                          BREAKDOWN BY FINANCING TERMS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
                     (Figures stated in thousands of pesos)

                                                            TERMS REMAINING TO MATURITY
                                 ---------------------------------------------------------------------------------
                                                          OVER 1      OVER 3
                                                           MONTH       MONTH      OVER 6      OVER 12
                                                          AND UP      AND UP     MONTH AND    MONTHS
                                               UP TO       TO 3        TO 6      UP TO 12    AND UP TO    OVER 24
            ITEM                  MATURED     1 MONTH     MONTHS      MONTHS      MONTHS     24 MONTHS    MONTHS       TOTAL
------------------------------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Non-financial government sect            1      44,688       2,883      16,329          16      26,066     328,496     418,479
Financial sector                         2      28,408      20,972         352         913          56           -      50,703
Non-financial private sector
 and foreign residents              62,122   1,013,749     417,307     337,102     300,303     316,837     559,208   3,006,628
                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Total                               62,125   1,086,845     441,162     353,783     301,232     342,959     887,704   3,475,810
                                 =========   =========   =========   =========   =========   =========   =========   =========

                                                                  Jorge H. Brito
                                                                   Chairperson

                                                                       EXHIBIT E

                    DETAIL OF INVESTMENTS IN OTHER COMPANIES
                   AS OF JUNE 30, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish - See Note 22)
                     (Figures stated in thousands of pesos)

                                                                           06/30/2006                                12/31/2005
                                               -------------------------------------------------------------------   -----------
                                                   SHARES AND MEMBERSHIP INTERESTS
                                               ---------------------------------------
                                                                UNIT          VOTES
                                                                FACE           PER
                    NAME                          CLASS         VALUE         SHARE        NUMBER        AMOUNT        AMOUNT
--------------------------------------------   -----------   -----------   -----------   -----------   -----------   -----------
IN FINANCIAL INSTITUTIONS, SUPPLEMENTARY
 AND AUTHORIZED ACTIVITIES
 - SUBSIDIARIES
  IN ARGENTINA
    Nuevo Banco Suquia S.A. (1)                     Common             1             1   303,700,000       573,374       473,117
    Banco del Tucuman S.A. (5)                      Common           100             1       164,850        30,894             -
    Macro Valores S.A.                              Common             1             1       249,868           385         3,732
    Sud Inversiones & Analisis S.A. (2)             Common             1             1     2,344,134         4,012         3,465
    Macro Securities S.A. Soc. de Bolsa             Common             1             1       940,500        12,435        10,906
    Macro Fondos S.G.F.C.I.S.A.                     Common             1             1        47,750           457           390
  FOREIGN
    Sud Bank & Trust Company Limited                Common             1             1     9,816,899       107,600       103,638
                                                                                                       -----------   -----------
Subtotal subsidiaries                                                                                      729,157       595,248
                                                                                                       -----------   -----------
- NON-SUBSIDIARIES
  IN ARGENTINA
    A.C.H. S.A.                                     Common             1             1        17,500            52            52
    Mercado Abierto Electronico S.A.                Common          1200             1             1             5             5
    Visa Argentina S.A.                             Common        0.0001             1        11,400           238           238
    C.O.E.L.S.A.                                    Common             1             1        17,364            58            25
    Macroaval S.G.R.                                Common             1             1        30,500            31            31
    Garantizar S.G.R.                               Common             1             1        10,000            10            10
  FOREIGN
    BLADEX S.A.                                     Common            10             1         7,303           243           239
                                                                                                       -----------   -----------
Subtotal non-subsidiaries                                                                                      637           600
                                                                                                       -----------   -----------
Total in financial institutions,
 supplementary and authorized activities                                                                   729,794       595,848
                                                                                                       -----------   -----------
IN OTHER COMPANIES
- NON-SUBSIDIARIES
  IN ARGENTINA
    Inversora Juramento S.A.                        Common           100             5         9,480         4,437         4,437
    Banelco S.A.                                    Common             1             1     1,071,716         2,500         2,500
    Frigorifico Bermejo S.A.                     Preferred           0.1             -     2,064,813         1,036         1,036
    Provincanje S.A.                                Common             1             1       600,000           603           603
    Proin S.A.                                      Common             1             1       244,457           293           293
    El Taura S.A.                                                                                              185           185
    Tunas del Chaco S.A. (3)                                                                                   150           150
    Emporio del Chaco S.A. (3)                                                                                 150           150
    Prosopis S.A. (3)                                                                                          150           150
    Utility companies                                                                                           82            78
    Cross Sale S.A.                                 Common           100             1            12            59            59
    SEDESA                                          Common             1             1        45,518            45            45
    Argentina de Hoteles S.A.                                                                                   34            34
    Sanatorio las Lomas de San Isidro S.A.          Common             1             1        13,245            32            32
    Argencontrol S.A.                               Common             1             1        28,049            28            28
    Macro Warrants S.A.                             Common             1             1        25,000            25            25
    Papel Misionero S.A.                            Common           0.1             1       122,097            12            12
    Vizora Desarrollos Inmobiliarios S.A.           Common             1             1         1,800             2             3
    Other                                                                                                        1             1
  FOREIGN
    SWIFT S.A.                                      Common             1             1             3            15            15
                                                                                                       -----------   -----------
Total in other companies                                                                                     9,839         9,836
                                                                                                       -----------   -----------
Total (4)                                                                                                  739,633       605,684
                                                                                                       ===========   ===========

(1) As of June 30, 2006, and December 31, 2005, this is disclosed net of a negative goodwill of 483.
(2)  See note 1 to the consolidated financial statements.
(3)  See Note 7.d).
(4) As of June 30, 2006, and December 31, 2005, the Bank carried allowances for impairment in value amounting to 1,127 and 1,148, respectively. (see E)
(5) Income disclosed has been generated from 05/05/2006 (date of Bank acquisition) through 06/30/2006.

                                                                  Jorge H. Brito
                                                                   Chairperson

                                                                      EXHIBIT E
                                                                     (Continued)

                    DETAIL OF INVESTMENTS IN OTHER COMPANIES
                   AS OF JUNE 30, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish - See Note 22)
                     (Figures stated in thousands of pesos)

                                                                           INFORMATION ON THE ISSUER
                                            ----------------------------------------------------------------------------------------
                                                                                        DATA FROM LATEST FINANCIAL STATEMENTS
                                                                                 ---------------------------------------------------
                                                                                                                          INCOME
                                                                                  PERIOD /               RESTATED     (LOSS) FOR THE
                                                                                  YEAR-END   CAPITAL   SHAREHOLDERS    PERIOD/YEAR,
                  NAME                            MAIN BUSINESS ACTIVITY            DATE      STOCK       EQUITY         RESTATED
------------------------------------------  -----------------------------------  ----------  -------  --------------  --------------
IN FINANCIAL INSTITUTIONS, SUPPLEMENTARY
 AND AUTHORIZED ACTIVITIES
 - SUBSIDIARIES
  IN ARGENTINA
    Nuevo Banco Suquia S.A. (1)             Financial institution                06/30/2006  303,750         573,951         100,272
    Banco del Tucuman S.A. (5)              Financial institution                06/30/2006   21,980          41,192           1,127
    Macro Valores S.A                       Financial advisory services          06/30/2006      250             354              54
    Sud Inversiones & Analisis S.A. (2)     Services                             06/30/2006    2,344           3,997             528
    Macro Securities S.A. Soc. de Bolsa     Brokerage house                      06/30/2006      950          12,813           1,752
    Macro Fondos S.G.F.C.I.S.A.             Mutual funds management              06/30/2006      250           2,376             551
  FOREIGN
    Sud Bank & Trust Company Limited        Banking                              06/30/2006    9,817         107,600           3,962

- NON-SUBSIDIARIES
  IN ARGENTINA
    A.C.H. S.A.                             Electronic information services      12/31/2005      650           1,411             259
    Mercado Abierto Electronico S.A.        Electronic information services      12/31/2005      242           6,186             949
    Visa Argentina S.A.                     Business services                    05/31/2005        1          23,200           1,034
    C.O.E.L.S.A.                            Services                             12/31/2005    1,000           1,564              68
    Macroaval S.G.R.                        Reciprocal guarantee corporation     12/31/2005      250           1,549             -73
    Garantizar S.G.R.                       Reciprocal guarantee corporation     12/31/2005    2,882         142,309             757
  FOREIGN
    BLADEX S.A.                             Banking                              12/31/2005  848,756       1,869,775         242,826

IN OTHER COMPANIES
- NON-SUBSIDIARIES
  IN ARGENTINA
    Inversora Juramento S.A.                Agricultural and finance             09/30/2005   13,617         190,661         -17,578
    Banelco S.A.                            Network administration               12/31/2005   22,527          48,742          11,061
    Frigorifico Bermejo S.A.                Meat-packaging                       12/31/2005    3,399           6,858          -6,549
    Provincanje S.A.                        Clearing                             06/30/2005    9,000          10,884             704
    Proin S.A.                              Juice production                     09/30/2005    4,604           7,127             174
    El Taura S.A.                           Hotel construction and exploitation  12/31/2004      420           3,422            -199
    Tunas del Chaco S.A. (3)                Agricultural                         12/31/2005       12           1,163              -5
    Emporio del Chaco S.A. (3)              Agricultural                         12/31/2005       12           1,149             -15
    Prosopis S.A. (3)                       Agricultural                         12/31/2005       12           1,013             -53
    Utility companies                       Utilities
    Cross Sale S.A.                         Sale                                 11/30/2004       12              13            -124
    SEDESA                                  Deposit guarantee fund management    12/31/2005    1,000          11,978             325
    Argentina de Hoteles S.A.               Hotel services                       10/31/2004    1,221           4,055            -297
    Sanatorio las Lomas de San Isidro S.A.  Medical clinic                       06/30/2005    2,222          16,100           1,236
    Argencontrol S.A.                       Agency                               12/31/2005      700             884              15
    Macro Warrants S.A.                     Warrants                             09/30/2005      500             759             162
    Papel Misionero S.A.                    Paper manufacture                    12/31/2005   40,210         165,811          26,351
    Vizora Desarrollos Inmobiliarios S.A.   Real estate                          12/31/2005       30             387            -177

  FOREIGN
    SWIFT S.A.                              Services                             12/31/2004  101,228         631,383          39,253

(1) As of June 30, 2006, and December 31, 2005, this is disclosed net of a negative goodwill of 483.
(2)  See note 1 to the consolidated financial statements.
(3)  See Note 7.d).
(4) As of June 30, 2006, and December 31, 2005, the Bank carried allowances for impairment in value amounting to 1,127 and 1,148, respectively. (see Exhibit J).
(5) Income disclosed has been generated from 05/05/2006 (date of Bank acquisition) through 06/30/2006.

                                                                  Jorge H. Brito
                                                                   Chairperson

                                                                       EXHIBIT F

            MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
                     (Figures stated in thousands of pesos)

                                                                                       DEPRECIATION
                                 NET BOOK                                             FOR THE PERIOD
                                 VALUE AT                                          ---------------------    NET BOOK
                                BEGINNING OF                                         YEARS OF             VALUE AT END
             ITEM               FISCAL YEAR   ADDITIONS  TRANSFERS   RETIREMENTS   USEFUL LIFE   AMOUNT    OF PERIOD
------------------------------  ------------  ---------  ---------   ------------  ------------  -------  ------------
BANK PREMISES AND EQUIPMENT
Buildings                            130,065      2,332          -            186            50    2,180       130,031
Furniture and facilities              11,254        674        170              -            10    1,607        10,491
Machinery and equipment               21,218      4,777        877              -             5    3,533        23,339
Vehicles                              13,631     20,467          -         10,045             5    1,667        22,386
                                ------------  ---------  ---------   ------------                -------  ------------
Total                                176,168     28,250      1,047         10,231                  8,987       186,247
                                ============  =========  =========   ============                =======  ============
OTHER ASSETS
Works in progress                      4,956      6,131       (511)            24                      -        10,552
Works of art                           1,038          -          -              -                      -         1,038
Prepayments for the
 purchase of assets                    4,191      2,541     (1,153)           445                      -         5,134
Assets acquired by
 attachment in aide of execu          10,950          -          -            223            50       91        10,636
Leased assets                          9,603          -          -              -            50       85         9,518
Stationery and office
 supplies                              1,236      2,622          -          2,608                      -         1,250
Other assets                         112,864      3,902        617          8,010            50      504       108,869
                                ------------  ---------  ---------   ------------                -------  ------------
Total                                144,838     15,196     (1,047)        11,310                    680       146,997
                                ============  =========  =========   ============                =======  ============

                                                                  Jorge H. Brito
                                                                   Chairperson

                                                                       EXHIBIT G

                           DETAIL OF INTANGIBLE ASSETS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
                     (Figures stated in thousands of pesos)

                                                                                AMORTIZATION
                                   NET BOOK                                    FOR THE PERIOD
                                   VALUE AT                                 ----------------------      NET BOOK
                                 BEGINNING OF                                YEARS OF                 VALUE AT END
             ITEM                   FISCAL      ADDITIONS    RETIREMENTS    USEFUL LIFE    AMOUNT      OF PERIOD
------------------------------   ------------   ---------    ------------   ------------   -------    ------------
Goodwill                                1,646      17,574(4)            -             10       704          18,516
Organization and
 development costs (1)                 67,126       9,862(2)           19              5    13,119(3)       63,850
                                 ------------   ---------    ------------                  -------    ------------
Total                                  68,772      27,436              19                   13,823          82,366
                                 ============   =========    ============                  =======    ============

(1) This mainly includes the cost of information technology projects contracted from independent parties, leasehold improvements and foreign exchange differences capitalized in relation to constitutional rights protection actions and court resolutions paid mentioned in (2) below
(2) It includes differences resulting from legal decisions amounting to 3,900, which are nondeductible to assess computable equity (see note 3.3.n.2).
(3)  Includes 7,679 for the item indicated in (2) above.
(4) Related to the goodwill deriving from the acquisition of 75% of capital stock in Banco del Tucuman S.A. (see note 2.6).

                                                                  Jorge H. Brito
                                                                   Chairperson

                                                                       EXHIBIT H

                              DEPOSIT CONCENTRATION
                   AS OF JUNE 30, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish - See Note 22)
                     (Figures stated in thousands of pesos)

                                          06/30/2006                   12/31/2005
                                 ---------------------------   ---------------------------
                                 OUTSTANDING     % OF TOTAL    OUTSTANDING      % OF TOTAL
     NUMBER OF CUSTOMERS           BALANCE       PORTFOLIO       BALANCE        PORTFOLIO
------------------------------   ------------   ------------   ------------   ------------
10 largest customers                  962,974          21.47      1,042,571          23.97
50 next largest customers             871,423          19.43        959,961          22.07
100 next largest customers            326,924           7.29        331,618           7.62
Other customers                     2,324,006          51.81      2,015,054          46.34
                                 ------------   ------------   ------------   ------------
Total                               4,485,327         100.00      4,349,204         100.00
                                 ============   ============   ============   ============

                                                                  Jorge H. Brito
                                                                   Chairperson

                                                                       EXHIBIT I

             BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL
                 INTERMEDIATION AND SUBORDINATED CORPORATE BONDS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
                     (Figures stated in thousands of pesos)

                                                                  TERMS REMAINING TO MATURITY
                                       ---------------------------------------------------------------------------------
                                                    OVER 1      OVER 3
                                                     MONTH       MONTH      OVER 6      OVER 12
                                                    AND UP      AND UP     MONTH AND    MONTHS
                                         UP TO       TO 3        TO 6      UP TO 12    AND UP TO    OVER 24
            ITEM                        1 MONTH     MONTHS      MONTHS      MONTHS     24 MONTHS    MONTHS       TOTAL
------------------------------------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Deposits                               3,491,059     722,771     178,440      92,312         723          22   4,485,327
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
OTHER LIABILITIES FROM
 FINANCIAL INTERMEDIATION
  Central Bank of Argentina                  321          86         129          87           -           -         623
  Banks and International Institutions     5,072         132       1,898           -     154,240           -     161,342
  Financing received from Argentine
   financial institutions                  1,474         517         775       1,238       2,150      37,619      43,773
  Other                                  134,468           -           -           -           -           -     134,468
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                         141,335         735       2,802       1,325     156,390      37,619     340,206
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Subordinated corporate bonds                   -         417       9,183         363         726       1,815      12,504
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Total                                  3,632,394     723,923     190,425      94,000     157,839      39,456   4,838,037
                                       =========   =========   =========   =========   =========   =========   =========

                                                                  Jorge H. Brito
                                                                   Chairperson

                                                                       EXHIBIT J

                      CHANGES IN ALLOWANCES AND PROVISIONS
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
                     (Figures stated in thousands of pesos)

                                                         BALANCE AT                            DECREASES             BALANCE AT
                                                        BEGINNING OF    INCREASES     ---------------------------      END OF
                      BREAKDOWN                         FISCAL YEAR        (1)        APPLICATIONS     REVERSALS       PERIOD
-----------------------------------------------------   ------------   ------------   ------------   ------------   ------------
ALLOWANCES

GOVERNMENT AND PRIVATE SECURITIES
  For impairment in value                                        483             55             33            209            296
LOANS
  For loan losses and impairment in value (2)                206,389         17,415        101,935              -        121,869
OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
  For uncollectibility risk and impairment in value            3,735            849          1,166              -          3,418
ASSETS SUBJECT TO FINANCIAL LEASES
  For uncollectibility risk                                    1,070            287              -              -          1,357
INVESTMENTS IN OTHER COMPANIES
  For impairment in value                                      1,148              -              -             21          1,127
OTHER RECEIVABLES
  For uncollectibility risk                                   16,302          1,166            281            185         17,002
                                                        ------------   ------------   ------------   ------------   ------------
Total allowances                                             229,127         19,772        103,415            415        145,069
                                                        ============   ============   ============   ============   ============
PROVISIONS
  Contingent commitments                                       1,725             11              -             39          1,697
  For negative goodwill                                       73,112              -              -         36,556         36,556
  For other contingencies                                     67,446          8,552          3,848            179         71,971
                                                        ------------   ------------   ------------   ------------   ------------
Total liabilities                                            142,283          8,563          3,848         36,774        110,224
                                                        ============   ============   ============   ============   ============

(1)  See note 3(3)g.
(2) The figure as of June 30, 2006, includes the effects of the situation mentioned in note 11.f).

                                                                  Jorge H. Brito
                                                                   Chairperson

                                                                       EXHIBIT K

                                CAPITAL STRUCTURE
                               AS OF JUNE 30, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
                     (Figures stated in thousands of pesos)

                          SHARES                                      CAPITAL STOCK
------------------------------------------------------------   ---------------------------
                                                               ISSUED AND
                                                    VOTES      OUTSTANDING
            CLASS                   NUMBER        PER SHARE         (1)       PAID IN (1)
------------------------------   ------------   ------------   ------------   ------------
Registered common stock            11,235,670        5               11,236         11,236

Registered common stock           672,707,767        1              672,707        672,707
                                 ------------                  ------------   ------------
Total                             683,943,437                       683,943        683,943
                                 ============                  ============   ============

(1)  Related to Ps. 683,943,437 (See note 9).

                                                                  Jorge H. Brito
                                                                   Chairperson

                                                                       EXHIBIT L

                            FOREIGN CURRENCY BALANCES
                   AS OF JUNE 30, 2006, AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 22)
                     (Figures stated in thousands of pesos)

                                                                      06/30/2006                                          12/31/2005
                              ------------------------------------------------------------------------------------------  ----------
                              TOTAL PARENT                               TOTAL PER CURRENCY
                              COMPANY AND   ----------------------------------------------------------------------------
                               ARGENTINE                POUND    SWISS  DANISH  CANADIAN        SWEDIS   NORWEGI
           ITEMS                BRANCHES    US DOLLAR  STERLING  FRANC  KRONE    DOLLAR   YEN   H KRONE  AN KRONE  EURO     TOTAL
----------------------------- ------------  ---------  --------  -----  ------  --------  ----  -------  --------  -----  ----------
ASSETS

Cash                               328,089    322,301       264    180      42        27   315       32        14  4,914     346,439
Government and private
 securities                        217,606    217,606         -      -       -         -     -        -         -      -     162,836
Loans                              408,045    406,520         -      -       -         -     -        -         -  1,525     393,307
Other receivables from
 financial                               -          -         -      -       -         -     -        -         -      -           -
intermediation                     336,345    336,337         -      -       -         -     -        -         -      8     250,410
Investments in other
 companies                         107,858    107,858         -      -       -         -     -        -         -      -     103,892
Other receivables                    5,799      5,768         -      -       -         -     -        -         -     31      10,378
Items pending allocation                 1          1         -      -       -         -     -        -         -      -           -
                              ------------  ---------  --------  -----  ------  --------  ----  -------  --------  -----  ----------
Total                            1,403,743  1,396,391       264    180      42        27   315       32        14  6,478   1,267,262
                              ============  =========  ========  =====  ======  ========  ====  =======  ========  =====  ==========
LIABILITIES

Deposits                           720,106    720,106         -      -       -         -     -        -         -      -     674,794
Other liabilities from
 financial                               -          -         -      -       -         -     -        -         -      -           -
intermediation                     486,152    482,755         2      8       -         -     -        -         -  3,387     324,956
Other liabilities                    1,640      1,637         -      -       -         -     -        -         -      3       2,141
Subordinated corporate bonds         5,782      5,782         -      -       -         -     -        -         -      -       5,461
Items pending allocation                 1          1         -      -       -         -     -        -         -      -           -
                              ------------  ---------  --------  -----  ------  --------  ----  -------  --------  -----  ----------
Total                            1,213,681  1,210,281         2      8       -         -     -        -         -  3,390   1,007,352
                              ------------  ---------  --------  -----  ------  --------  ----  -------  --------  -----  ----------
MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance
 accounts)
Contingent                          77,473     77,424         -      -       -         -     -        -         -     49      64,792
Control                            792,754    786,963         1      1       -         -     -        -         -  5,789     701,804
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance
 accounts)
Contingent                         149,534    143,845         -      -       -         -     -        -         -  5,689     107,259

                                                                  Jorge H. Brito
                                                                   Chairperson

                                                                       EXHIBIT N

                      CREDIT ASSISTANCE TO RELATED PARTIES
                   AS OF JUNE 30, 2006, AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 22)
                     (Figures stated in thousands of pesos)

                                                            06/30/2006          12/31/2005
                                                      -----------------------   ----------
                                                      IN NORMAL
                       ITEM                           SITUATION      TOTAL        TOTAL
---------------------------------------------------   ----------   ----------   ----------
LOANS
  Overdrafts                                               2,164        2,164          352
  Without Senior guarantees or counter-guarantees          2,164        2,164          352
  Documents                                                    -            -          112
  Without Senior guarantees or counter-guarantees              -            -          112
  Mortgage and pledged loans                                   -            -            8
  With Senior "B" guarantees and counter-guarantees            -            -            8
  Personal loans                                               -            -           24
  Without Senior guarantees or counter-guarantees              -            -           24
  Credit cards                                               269          269          240
  Without Senior guarantees or counter-guarantees            269          269          240
  Other                                                   66,302       66,302       69,969
  With Senior "A" guarantees and counter-guarantees       11,521       11,521            -
  With Senior "B" guarantees and counter-guarantees            -            -        5,757
  Without Senior guarantees or counter-guarantees         54,781       54,781       64,212
                                                      ----------   ----------   ----------
Total loans                                               68,735       68,735       70,705
                                                      ----------   ----------   ----------
Other receivables from financial intermediation               93           93          114
                                                      ----------   ----------   ----------
Assets subject to financial leases and other               5,869        5,869        5,921
                                                      ----------   ----------   ----------
Contingent commitments                                     4,126        4,126        5,488
                                                      ----------   ----------   ----------
Investments in other companies                           735,107      735,107      601,196
                                                      ----------   ----------   ----------
Total                                                    813,930      813,930      683,424
                                                      ==========   ==========   ==========
Allowances / Provisions                                      782          782          786
                                                      ==========   ==========   ==========

                                                                  Jorge H. Brito
                                                                   Chairperson

BANCO MACRO BANSUD S.A.

                           CONSOLIDATED BALANCE SHEETS
                          (Section 33, Law No. 19,550)
                   AS OF JUNE 30, 2006, AND DECEMBER 31, 2005
       (Translation of financial statements originally issued in Spanish -
              See Note 22 to the stand-alone financial statements)
                     (Figures stated in thousands of pesos)

                                                                                                     06/30/2006   12/31/2005
                                                                                                     ----------   ----------
ASSETS
A. CASH
   Cash on hand                                                                                         403,346      346,504
   Due from banks and correspondents                                                                  1,379,536      842,518
   Other                                                                                                    108          107
                                                                                                     ----------   ----------
                                                                                                      1,782,990    1,189,129
                                                                                                     ----------   ----------
B. GOVERNMENT AND PRIVATE SECURITIES
   Holdings in investment accounts                                                                            -      105,416
   Holdings for trading or financial intermediation                                                     581,286      164,786
   Government securities under repurchase agreements with BCRA                                                -            -
   Unlisted government securities                                                                           481      199,070
   Instruments issued by the Central Bank of Argentina                                                1,974,951    2,463,102
   Investments in listed private securities                                                             129,130       59,902
   less: Allowances                                                                                        (325)        (512)
                                                                                                     ----------   ----------
                                                                                                      2,685,523    2,991,764
                                                                                                     ----------   ----------
C. LOANS
   To the non-financial government sector                                                               617,346      645,342
   To the financial sector                                                                              114,681       80,511
   To the non-financial private sector and foreign residents
     Overdrafts                                                                                         948,351      432,772
     Documents                                                                                          381,710      433,748
     Mortgage loans                                                                                     346,945      298,060
     Pledged loans                                                                                      255,669      230,321
     Personal loans                                                                                     834,305      476,917
     Credit cards                                                                                       306,194      241,344
     Other                                                                                              995,632      779,237
     Accrued interest, adjustments, foreign exchange and quoted price differences receivable             82,760       72,861
   less: Unposted payments                                                                                  (29)      (6,050)
   less: Unearned discount                                                                              (10,378)     (10,411)
   less: Allowances                                                                                    (178,497)    (247,532)
                                                                                                     ----------   ----------
                                                                                                      4,694,689    3,427,120
                                                                                                     ----------   ----------

                                                                  Jorge H. Brito
                                                                   Chairperson

BANCO MACRO BANSUD S.A.

                                                                                                     06/30/2006   12/31/2005
                                                                                                     ----------   ----------
D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
   Central Bank of Argentina                                                                            242,200       99,672
   Amounts receivable from spot and forward sales pending settlement                                    447,673      395,980
   Securities and foreign currency receivable from spot and forward purchases
    pending settlement                                                                                  284,878      236,609
   Premiums on options taken                                                                                  9           32
   Unlisted corporate bonds                                                                                 945          927
   Receivables from forward transactions without delivery of underlying asset                                55            6
   Other receivables not covered by debtors classification regulations                                  416,999      325,946
   Other receivables covered by debtors classification regulations                                       62,044       48,516
   less: Allowances                                                                                     (26,640)     (27,600)
                                                                                                     ----------   ----------
                                                                                                      1,428,163    1,080,088
                                                                                                     ----------   ----------
E. ASSETS SUBJECT TO FINANCIAL LEASES
   Assets subject to financial leases                                                                   204,258      146,265
   less: Allowances                                                                                      (2,018)      (1,470)
                                                                                                     ----------   ----------
                                                                                                        202,240      144,795
                                                                                                     ----------   ----------
F. INVESTMENTS IN OTHER COMPANIES
   In financial institutions                                                                                432          423
   Other                                                                                                 15,223       14,586
   less: Allowances                                                                                      (1,283)      (1,304)
                                                                                                     ----------   ----------
                                                                                                         14,372       13,705
                                                                                                     ----------   ----------
G. OTHER RECEIVABLES
   Receivables from sale of assets                                                                       21,064       10,747
   Minimum presumed income tax - Tax Credit                                                              46,366       53,593
   Other                                                                                                107,604      114,149
   Accrued interest and adjustments receivable from sale of assets                                          175       11,767
   Other accrued interest and adjustments receivable                                                         66           48
   less: Allowances                                                                                     (18,520)     (18,246)
                                                                                                     ----------   ----------
                                                                                                        156,755      172,058
                                                                                                     ----------   ----------
H. BANK PREMISES AND EQUIPMENT, NET                                                                     259,779      223,540
                                                                                                     ----------   ----------
I. OTHER ASSETS                                                                                         173,095      174,659
                                                                                                     ----------   ----------
J. INTANGIBLE ASSETS
   Goodwill                                                                                              18,516        1,646
   Organization and development costs                                                                    78,636       68,445
                                                                                                     ----------   ----------
                                                                                                         97,152       70,091
                                                                                                     ----------   ----------
K. ITEMS PENDING ALLOCATION                                                                                 995          873
                                                                                                     ----------   ----------
TOTAL ASSETS                                                                                         11,495,753    9,487,822
                                                                                                     ==========   ==========

                                                                  Jorge H. Brito
                                                                   Chairperson

BANCO MACRO BANSUD S.A.

                                                                                                     06/30/2006   12/31/2005
                                                                                                     ----------   ----------
LIABILITIES

L. DEPOSITS
   From the non-financial government sector                                                           1,327,899      822,687
   From the financial sector                                                                              6,357        5,208
   From the non-financial private sector and foreign residents
     Checking accounts                                                                                1,234,834    1,036,175
     Savings accounts                                                                                 1,188,636    1,100,633
     Time deposits                                                                                    3,631,768    3,222,011
     Investment accounts                                                                                 46,263       29,826
     Other                                                                                              276,779      292,767
     Accrued interest, adjustments, foreign exchange and quoted price differences payable                42,717       56,019
                                                                                                     ----------   ----------
                                                                                                      7,755,253    6,565,326
                                                                                                     ----------   ----------
M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
   Central Bank of Argentina
     Other                                                                                              229,598      206,352
   Banks and International Institutions                                                                 158,760      154,006
   Amounts payable for spot and forward purchases pending settlement                                    223,655      108,682
   Securities and foreign currency to be delivered under spot and forward sales pending settlement      567,920      429,714
   Premiums on options sold                                                                                   -           18
   Financing received from Argentine financial institutions                                              25,281       25,154
   Payables for forward transactions without delivery of underlying asset                                     -           64
   Other                                                                                                189,647      186,371
   Accrued interest, adjustments, foreign exchange and quoted price differences payable                  24,068       32,802
                                                                                                     ----------   ----------
                                                                                                      1,418,929    1,143,163
                                                                                                     ----------   ----------
N. OTHER LIABILITIES
   Professional fees                                                                                          8            -
   Other                                                                                                 87,314       98,628
                                                                                                     ----------   ----------
                                                                                                         87,322       98,628
                                                                                                     ----------   ----------
O. PROVISIONS                                                                                           147,778      178,150
                                                                                                     ----------   ----------
P. SUBORDINATED CORPORATE BONDS                                                                          12,504       12,047
                                                                                                     ----------   ----------
Q. ITEMS PENDING ALLOCATION                                                                               1,366          854
                                                                                                     ----------   ----------
   MINORITY INTERESTS IN SUBSIDIARIES                                                                    10,392           80
                                                                                                     ----------   ----------
   TOTAL LIABILITIES                                                                                  9,433,544    7,998,248
                                                                                                     ----------   ----------
   SHAREHOLDERS' EQUITY                                                                               2,062,209    1,489,574
                                                                                                     ----------   ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                           11,495,753    9,487,822
                                                                                                     ==========   ==========

                                                                  Jorge H. Brito
                                                                   Chairperson

BANCO MACRO BANSUD S.A.

                                                                                                     06/30/2006   12/31/2005
                                                                                                     ----------   ----------
MEMORANDUM ACCOUNTS

  DEBIT-BALANCE ACCOUNTS                                                                             10,058,587    6,457,675
                                                                                                     ----------   ----------
  Contingent                                                                                          2,513,539    2,199,058
    Loans borrowed (unused amounts)                                                                           -      164,709
    Guarantees received                                                                               2,081,274    1,848,718
    Other not covered by debtors classification regulations                                              33,145            -
    Contingent debit-balance contra accounts                                                            399,120      185,631
  Control                                                                                             6,552,865    3,821,348
    Receivables classified as irrecoverable                                                             789,068      818,433
    Other                                                                                             5,659,140    2,920,865
    Control debit-balance contra accounts                                                               104,657       82,050
  Derivatives                                                                                           561,448      437,269
    Notional value of put options taken                                                                 111,053      133,456
    Notional value of forward transactions without delivery of underlying asset                           6,201       15,301
    Derivatives debit-balance contra accounts                                                           444,194      288,512
  Trust activity                                                                                        430,735            -
    Trust activity                                                                                      430,735            -

  CREDIT-BALANCE ACCOUNTS                                                                            10,058,587    6,457,675
                                                                                                     ----------   ----------

  Contingent                                                                                          2,513,539    2,199,058
    Unused portion of loans granted, covered by debtors classification regulations                       16,362       20,118
    Other guarantees provided covered by debtors classification regulations                             250,715       94,402
    Other guarantees provided not covered by debtors classification regulations                             999        1,474
    Other covered by debtors classification regulations                                                 131,044       69,637
    Contingent credit-balance contra accounts                                                         2,114,419    2,013,427
  Control                                                                                             6,552,865    3,821,348
    Checks to be credited                                                                               104,657       82,050
    Control credit-balance contra accounts                                                            6,448,208    3,739,298
  Derivatives                                                                                           561,448      437,269
    Notional value of call options sold                                                                 111,016      120,886
    Notional value of put options sold                                                                  116,129      112,423
    Notional value of forward transactions without delivery of underlying asset                         217,049       55,203
    Derivatives credit-balance contra account                                                           117,254      148,757
  Trust activity                                                                                        430,735            -
    Trust activity credit-balance contra accounts                                                       430,735            -

Note: The accompanying notes 1 through 4 to the consolidated financial statements are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro Bansud S.A. and should be read together with them.

                                                                  Jorge H. Brito
                                                                   Chairperson

BANCO MACRO BANSUD S.A.

                        CONSOLIDATED STATEMENTS OF INCOME
                            FOR THE SIX-MONTH PERIODS
                          ENDED JUNE 30, 2006, AND 2005
       (Translation of financial statements originally issued in Spanish -
              See Note 22 to the stand-alone financial statements)
                     (Figures stated in thousands of pesos)

                                                                                                     06/30/2006   06/30/2005
                                                                                                     ----------   ----------
A. FINANCIAL INCOME
   Interest on cash and due from banks                                                                    4,700        3,356
   Interest on loans to the financial sector                                                              6,927        2,767
   Interests on overdrafts                                                                               39,959       25,023
   Interests on documents                                                                                19,664       14,412
   Interest on mortgage loans                                                                            20,366       12,544
   Interest on pledged loans                                                                             19,005       11,789
   Interest on credit card loans                                                                         12,221        8,204
   Interest on other loans                                                                              101,774       55,068
   Interest on other receivables from financial intermediation                                            6,719        6,955
   Income from government and private securities, net                                                   127,158       49,123
   Income from guaranteed loans - Presidential Decree No. 1,387/01                                       13,144       15,612
   Net income from options                                                                                   97            -
   CER (Benchmark Stabilization Coefficient) adjustment                                                  47,875      106,043
   CVS (Salary Variation Coefficient) adjustment                                                            743          590
   Other                                                                                                 51,957       26,735
                                                                                                     ----------   ----------
                                                                                                        472,309      338,221
                                                                                                     ----------   ----------
B. FINANCIAL EXPENSE
   Interest on checking accounts                                                                          2,167        1,284
   Interest on savings accounts                                                                           3,033        1,949
   Interest on time deposits                                                                             85,440       44,428
   Interest on financing from the financial sector                                                          143          273
   Interest on other liabilities from financial intermediation                                            6,921        8,265
   Other interest                                                                                         6,044        6,586
   Net loss from options                                                                                      -          374
   CER adjustment                                                                                        33,354       67,044
   Other                                                                                                 25,101       25,785
                                                                                                     ----------   ----------
                                                                                                        162,203      155,988
                                                                                                     ----------   ----------
   GROSS INTERMEDIATION MARGIN - GAIN                                                                   310,106      182,233
                                                                                                     ----------   ----------
C. PROVISION FOR LOAN LOSSES                                                                             21,950       34,479
                                                                                                     ----------   ----------
D. SERVICE-CHARGE INCOME
   Related to lending transactions                                                                       13,486        8,218
   Related to deposits                                                                                  121,142       93,484
   Other fees                                                                                             8,058        6,340
   Other                                                                                                 44,297       32,494
                                                                                                     ----------   ----------
                                                                                                        186,983      140,536
                                                                                                     ----------   ----------

                                                                  Jorge H. Brito
                                                                   Chairperson

BANCO MACRO BANSUD S.A.

                                                                                                     06/30/2006   06/30/2005
                                                                                                     ----------   ----------
E. SERVICE-CHARGE EXPENSES
   Fees                                                                                                  19,997       14,553
   Other                                                                                                 19,418       13,321
                                                                                                     ----------   ----------
                                                                                                         39,415       27,874
                                                                                                     ----------   ----------
F. ADMINISTRATIVE EXPENSES
   Personnel expenses                                                                                   161,392      116,553
   Directors' and statutory auditors' fees                                                                8,818       10,627
   Other professional fees                                                                               18,030       10,046
   Advertising and publicity                                                                             12,698        6,852
   Taxes                                                                                                  3,958        3,707
   Other operating expenses                                                                              60,112       50,694
   Other                                                                                                  8,628        6,540
                                                                                                     ----------   ----------
                                                                                                        273,636      205,019
                                                                                                     ----------   ----------
   NET INCOME FROM FINANCIAL INTERMEDIATION                                                             162,088       55,397
                                                                                                     ----------   ----------
G. OTHER INCOME
   Income from long-term investments                                                                        557          254
   Penalty interest                                                                                       2,233        1,460
   Recovered loans and allowances reversed                                                               59,725       84,208
   CER adjustment                                                                                           246            -
   Other                                                                                                 23,200       27,556
                                                                                                     ----------   ----------
                                                                                                         85,961      113,478
                                                                                                     ----------   ----------
H. OTHER EXPENSES
   Penalty interest and charges payable to the Central Bank of Argentina                                     18           20
   Charge for other-receivables uncollectibility and other allowances                                    10,202       15,958
   CER adjustment                                                                                             -            3
   Amortization of differences from amparos                                                               8,498        6,855
   Other                                                                                                 38,382       23,496
                                                                                                     ----------   ----------
                                                                                                         57,100       46,332
                                                                                                     ----------   ----------
   MINORITY INTERESTS                                                                                      (299)          (8)
                                                                                                     ----------   ----------
   NET INCOME BEFORE INCOME TAX                                                                         190,650      122,535
                                                                                                     ----------   ----------
I. INCOME TAX                                                                                            19,120          649
                                                                                                     ----------   ----------
   NET INCOME FOR THE PERIOD                                                                            171,530      121,886
                                                                                                     ==========   ==========

Note: Notes 1 through 4 to the consolidated financial statements are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro Bansud S.A. and should be read together with them.

                                                                  Jorge H. Brito
                                                                   Chairperson

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            FOR THE SIX-MONTH PERIODS
                          ENDED JUNE 30, 2006, AND 2005
       (Translation of financial statements originally issued in Spanish -
              See Note 22 to the stand-alone financial statements)
                     (Figures stated in thousands of pesos)

                                                                                                     06/30/2006   06/30/2005
                                                                                                     ----------   ----------
CHANGES IN CASH

Cash and cash equivalents at the beginning of the fiscal year                                         1,189,129    1,372,261
Increase / (Decrease) in cash and cash equivalents                                                      593,861     (228,630)
                                                                                                     ----------   ----------
Cash and cash equivalents at the end of period                                                        1,782,990    1,143,631
                                                                                                     ==========   ==========
CAUSES OF CHANGES IN CASH

Cash provided by operations
Financial income collected                                                                              469,840      342,012
Service-charge income collected                                                                         186,050      140,129
Financial expenses paid                                                                                (174,546)    (132,655)
Service-charge expenses paid                                                                            (39,306)     (27,034)
Administrative expenses paid                                                                           (262,231)    (199,160)
                                                                                                     ----------   ----------
Net cash provided by operating activities                                                               179,807      123,292
                                                                                                     ----------   ----------
Other sources of cash
Net decrease in government and private securities                                                       534,647            -
Net decrease in other receivables from financial intermediation                                               -      121,759
Net increase in deposits                                                                                607,014      861,357
Net increase in other liabilities from financial intermediation                                         113,704            -
Capital increase                                                                                        469,500            -
Other sources of cash (1)                                                                               203,275       87,752
                                                                                                     ----------   ----------
Subtotal                                                                                              1,928,140    1,070,868
                                                                                                     ----------   ----------
Total sources of cash                                                                                 2,107,947    1,194,160
                                                                                                     ----------   ----------
Uses of cash
Net increase in government and private securities                                                             -      684,936
Net increase in loans                                                                                 1,068,058      319,975
Net increase in other receivables from financial intermediation                                         166,111            -
Net increase in other assets                                                                            172,523       60,724
Net decrease in other liabilities from financial intermediation                                               -      297,333
Net decrease in other liabilities                                                                         3,617       10,479
Cash dividends                                                                                           68,395       30,447
Other uses of cash                                                                                       35,382       18,896
                                                                                                     ----------   ----------
Total uses of cash                                                                                    1,514,086    1,422,790
                                                                                                     ----------   ----------
Increase / (Decrease) in cash and cash equivalents                                                      593,861     (228,630)
                                                                                                     ==========   ==========

Note: Notes 1 through 4 to the consolidated financial statements are an integral part of these statements, which are stand-alone financial statements of Banco Macro Bansud S.A. and should be read together with them.

(1) Including 150,190 related to cash and due from banks of Banco del Tucuman S.A. received on May 5, 2006.

                                                                  Jorge H. Brito
                                                                   Chairperson

                 CONSOLIDATED STATEMENT OF DEBTORS BY SITUATION
                   AS OF JUNE 30, 2006, AND DECEMBER 31, 2005
       (Translation of financial statements originally issued in Spanish -
              See Note 22 to the stand-alone financial statements)
                     (Figures stated in thousands of pesos)

                                                                                                     06/30/2006   12/31/2005
                                                                                                     ----------   ----------
COMMERCIAL

In normal situation                                                                                   3,342,729    2,353,068
                                                                                                     ----------   ----------
  With Senior "A" guarantees and counter-guarantees                                                      32,625       35,629
  With Senior "B" guarantees and counter-guarantees                                                     291,609      247,396
  Without Senior guarantees or counter-guarantees                                                     3,018,495    2,070,043

Subject to special monitoring                                                                            16,728       16,856
                                                                                                     ----------   ----------
   In observation
  With Senior "A" guarantees and counter-guarantees                                                         127            -
  With Senior "B" guarantees and counter-guarantees                                                       1,906        1,894
  Without Senior guarantees or counter-guarantees                                                        14,695       14,962

Troubled                                                                                                 23,567       17,153
                                                                                                     ----------   ----------
  With Senior "A" guarantees and counter-guarantees                                                       3,422        3,238
  With Senior "B" guarantees and counter-guarantees                                                       6,966        2,877
  Without Senior guarantees or counter-guarantees                                                        13,179       11,038

With high risk of insolvency                                                                             11,700       24,269
                                                                                                     ----------   ----------
  With Senior "B" guarantees and counter-guarantees                                                       2,544        8,408
  Without Senior guarantees or counter-guarantees                                                         9,156       15,861

Irrecoverable                                                                                            24,926       82,832
                                                                                                     ----------   ----------
  With Senior "A" guarantees and counter-guarantees                                                           -          380
  With Senior "B" guarantees and counter-guarantees                                                       7,592       14,884
  Without Senior guarantees or counter-guarantees                                                        17,334       67,568

Irrecoverable according to Central Bank of Argentina regulations                                          2,128        8,430
                                                                                                     ----------   ----------
  With Senior "B" guarantees and counter-guarantees                                                           -        5,476
  Without Senior guarantees or counter-guarantees                                                         2,128        2,954
                                                                                                     ----------   ----------
Subtotal Commercial                                                                                   3,421,778    2,502,608
                                                                                                     ----------   ----------

                                                                  Jorge H. Brito
                                                                   Chairperson

                                                                     (Continued)

                 CONSOLIDATED STATEMENT OF DEBTORS BY SITUATION
                   AS OF JUNE 30, 2006, AND DECEMBER 31, 2005

       (Translation of financial statements originally issued in Spanish -
              See Note 22 to the stand-alone financial statements)
                     (Figures stated in thousands of pesos)

                                                                                                     06/30/2006   12/31/2005
                                                                                                     ----------   ----------
CONSUMER

Performing                                                                                            2,045,100    1,478,001
                                                                                                     ----------   ----------
  With Senior "A" guarantees and counter-guarantees                                                      13,623       16,852
  With Senior "B" guarantees and counter-guarantees                                                     562,528      483,022
  Without Senior guarantees or counter-guarantees                                                     1,468,949      978,127

Inadequate compliance                                                                                    26,440       20,613
                                                                                                     ----------   ----------
  With Senior "A" guarantees and counter-guarantees                                                           1            2
  With Senior "B" guarantees and counter-guarantees                                                       8,588        8,526
  Without Senior guarantees or counter-guarantees                                                        17,851       12,085

Deficient compliance                                                                                     12,201        9,954
                                                                                                     ----------   ----------
  With Senior "A" guarantees and counter-guarantees                                                           5            -
  With Senior "B" guarantees and counter-guarantees                                                       2,430        3,804
  Without Senior guarantees or counter-guarantees                                                         9,766        6,150

Difficult recovery                                                                                       16,326       11,674
                                                                                                     ----------   ----------
  With Senior "A" guarantees and counter-guarantees                                                         303            -
  With Senior "B" guarantees and counter-guarantees                                                       4,387        4,380
  Without Senior guarantees or counter-guarantees                                                        11,636        7,294

Irrecoverable                                                                                            32,070       53,250
                                                                                                     ----------   ----------
  With Senior "A" guarantees and counter-guarantees                                                         418          866
  With Senior "B" guarantees and counter-guarantees                                                      14,751       24,151
  Without Senior guarantees or counter-guarantees                                                        16,901       28,233

Irrecoverable according to Central Bank of Argentina regulations                                          5,878          931
                                                                                                     ----------   ----------
  With Senior "B" guarantees and counter-guarantees                                                         310          675
  Without Senior guarantees or counter-guarantees                                                         5,568          256
                                                                                                     ----------   ----------
Subtotal Consumer                                                                                     2,138,015    1,574,423
                                                                                                     ----------   ----------
Total                                                                                                 5,559,793    4,077,031
                                                                                                     ==========   ==========

Note: Notes 1 through 4 to the consolidated financial statements are an integral part of these statements, which are part of the financial statements of Banco Macro Bansud S.A. and should be read together with them.

                                                                  Jorge H. Brito
                                                                   Chairperson

                        CONSOLIDATED FINANCIAL STATEMENTS
                                WITH SUBSIDIARIES
                          (Section 33, Law No. 19,550)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
       (Translation of financial statements originally issued in Spanish -
              See Note 22 of the stand-alone financial statements)
                     (Figures stated in thousands of pesos)

1.     SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

     Under Central Bank Communique "A" 2,227, as supplemented, and FACPCE Technical Resolution No. 21, Banco Macro Bansud S.A. has made a line-by-line consolidation of its balance sheets as of June 30, 2006, and as of December 31, 2005, and the statements of income and cash flows for the six-month periods ended June 30, 2006, and 2005, with those of Nuevo Banco Suquia S.A., Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Analisis S.A. (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de inversion S.A.), Sud Bank & Trust Company Limited (consolidated with Sud Asesores (ROU) S.A.) and Macro Valores S.A., related to the six-month periods and fiscal years ended on such dates, as the case may be. In addition, as of June 30, 2006, Banco Macro Bansud S.A. consolidated its financial statements with those of Banco del Tucuman S.A. (see note 2.6. to the stand-alone financial statements of Banco Macro Bansud S.A.)

     The receivables/payables and transactions between the institutions were eliminated in the consolidation process.

     Furthermore, prior to consolidation, the financial statements of Sud Bank & Trust Company Limited (consolidated with Sud Asesores (ROU) S.A.) were adapted to the professional accounting standards effective in the City of Buenos Aires and the Central Bank's accounting standards. Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

     a) Assets and liabilities were translated at Central Bank's benchmark exchange rate effective for the US dollar as of the closing date of the transactions for the last business day of the six-month period ended June 30, 2006, and the year ended December 31, 2005.

     b) Figures related to the owners' contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

     c) Retained earnings were estimated by the difference between assets, liabilities and owners' contributions, translated into pesos, as indicated above.

     d) The amounts of the accounts in the statement of income for the six-month periods ended June 30, 2006, and 2005, were switched into pesos, as described in (a) above. The difference between the sum of the amounts thus obtained and lump-sum income (loss) for each period (difference between retained earnings at beginning of year and retained earnings at end of each period) was recorded in "Other income
          - Income from long-term investments" and "Financial income - Other" or "Financial expense - Other", as the case may be, in the stand-alone and consolidated financial statements, respectively.

                        CONSOLIDATED FINANCIAL STATEMENTS
                                WITH SUBSIDIARIES
                          (Section 33, Law No. 19,550)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
       (Translation of financial statements originally issued in Spanish -
              See Note 22 of the stand-alone financial statements)
                     (Figures stated in thousands of pesos)

          The main figures included in the consolidated financial statements arising from the figures of Sud Bank & Trust as of June 30, 2006, considering the translation process mentioned above are as follows:

                                    In thousands   In thousands
                                       of USD         of Ps.
                                    ------------   ------------
          Assets                         210,749        650,118
          Liabilities                    175,868        542,518
                                    ------------   ------------
          Shareholders' equity            34,881        107,600
                                    ------------   ------------

          As of June 30, 2006, the Bank's equity interests in each of the companies mentioned is as follows:

                                                                                                           Value
                                                   Shares                    Percentage of             estimated by
                                            --------------------    -------------------------------     the equity
Company                                      Type       Number      Capital stock    Possible votes       method
-----------------------------------------   ------   -----------    -------------    --------------    ------------
Nuevo Banco Suquia S.A.                     Common   303,700,000           99.984%           99.984%        573,374(a)

Banco del Tucuman S.A.                      Common       164,850           75.000%           75.000%         30,894

Sud Bank & Trust. (b)                       Common     9,816,899           99.999%           99.999%        107,600

Macro Securities S.A. Sociedad de Bolsa
 (formerly Sud Valores S.A. Sociedad de
 Bolsa)(c)                                  Common       940,500           99.000%           99.000%         12,435

Sud Inversiones & Analisis S.A.             Common     2,344,134(d)        99.999%           99.999%          4,012

Macro Fondos S.G.F.C.I. S.A.
 (formerly Sud Valores
 S.G.F.C.I. S.A.)(e)                        Common        47,750           19.100%           19.100%            457

Macro Valores S.A.                          Common       249,868(f)        99.950%           99.950%            385

                        CONSOLIDATED FINANCIAL STATEMENTS
                                WITH SUBSIDIARIES
                          (Section 33, Law No. 19,550)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
       (Translation of financial statements originally issued in Spanish -
              See Note 22 of the stand-alone financial statements)
                     (Figures stated in thousands of pesos)

     (a)  Net of negative goodwill for 483.

     (b) Sud Bank & Trust consolidates with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 316).

     (c) Banco Macro Bansud S.A. has an indirect equity interest of 1% in Macro Securities S.A. Sociedad de Bolsa (through its subsidiary Sud Inversiones & Analisis S.A.), in addition to the direct equity interest of 99% in such company.

     (d) Including 2,144,136 shares to be received from the increase of capital stock approved on July 5, 2005. As of the date of issuance of the accompanying financial statements, registration with the IGJ was still pending.

     (e)  Consolidated through S.I.A.S.A., its Parent Company (voting rights:
          80.90%).

     (f) The effects of 1,618,852 shares to be received from the increase in capital stock and the simultaneous redemption of 2,718,274 shares as a result of the voluntary reduction in capital stock are considered. Both transactions were approved by the special unanimous shareholders' meeting of Macro Valores S.A. held on June 30, 2006. As of the issuance date of the accompanying financial statements, the IGJ registration of the increase and the voluntary reduction in capital stock was still pending.

2.     VALUATION METHODS

     The financial statements of the Bank's subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in note 3 to the stand-alone financial statements of Banco Macro Bansud S.A.

3.     RESTRICTED ASSETS

     Certain assets are restricted as follows:

     a) As of June 30, 2006, and December 31, 2005, the two shares in Mercado de Valores de Buenos Aires S.A., which are disclosed in the "Investments in other companies" account in the amount of 1,452 (owned by Macro Securities S.A. Sociedad de Bolsa), are pledged in favor of "La Buenos Aires Cia. Argentina de Seguros S.A." under the insurance agreement entered into by the company that issued such shares to cover the security granted in connection with Sociedad de Bolsa's failure to comply with its obligations.

                        CONSOLIDATED FINANCIAL STATEMENTS
                                WITH SUBSIDIARIES
                          (Section 33, Law No. 19,550)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
       (Translation of financial statements originally issued in Spanish -
              See Note 22 of the stand-alone financial statements)
                     (Figures stated in thousands of pesos)

     b) As of June 30, 2006, and December 31, 2005, Nuevo Banco Suquia S.A. had provided in guarantee 5,548 and 4,831, respectively, regarding credit card transactions, and 1,102 and 1,573 for other security deposits, respectively.

     c) As of June 30, 2006, and December 31, 2005, Nuevo Banco Suquia S.A. carried in the "Other receivables from financial intermediation - Central Bank" account 29,401 and 28,370, respectively, related to the amounts in the special guarantee checking accounts with the Central Bank for transactions related to the electronic clearing houses and similar entities.

     d) As of December 31, 2005, Nuevo Banco Suquia S.A. had provided the Class "A" Bond Certificate of Participation in the Suquia Trust as guarantee for the advance granted by the Central Bank to such bank to purchase "Government Bonds 2005, 2007 and 2012," which would be used for the deposit exchange option exercised by the holders of deposits with Nuevo Banco Suquia S.A. This guarantee covered principal, adjustments and interest up to the maximum amount of 178,056.

          The Central Bank accepted the exchange of this guarantee for Guaranteed Loans to guarantee the principal and registered Mortgage Bills to guarantee the adjustments and interest. As of June 30, 2006, these guarantees amounted to 198,825 in Guaranteed Loans and 29,445 in registered Mortgage Bills.

          The balances of such advance as of June 30, 2006, and December 31, 2005, were 228,563 and 216,197, respectively.

     e) As of June 30, 2006, Banco del Tucuman S.A. had provided in guarantee 69 for credit card transactions, and 300 for other security deposits.

     f) For further information, see note 7 to the individual financial statements of Banco Macro Bansud S.A.

4.     TRUST AGREEMENTS

     a)   Transporte Automotor Plaza S.A. trust

          On May 7, 1998, S.I.A.S.A., Transporte Automotor Plaza S.A. and the former Banco Bansud S.A., in their capacities as trustee, trustor and beneficiary, respectively, signed a trust agreement to secure the guarantee provided by the former Banco Bansud S.A. to the trustor on certain bills of exchange issued for acquiring passenger transportation buses from Scania Latinoamerica Ltda. and whereby the trustor assigned to the trustee:

             - The rights over the amounts resulting from 15% of income generated per day as a result of the exploitation of public passenger transportation services, and
             - A daily amount equivalent to the value of the bills to fall due in the six-month period divided by the number of working days of such period.

                        CONSOLIDATED FINANCIAL STATEMENTS
                                WITH SUBSIDIARIES
                          (Section 33, Law No. 19,550)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
       (Translation of financial statements originally issued in Spanish -
              See Note 22 of the stand-alone financial statements)
                     (Figures stated in thousands of pesos)

          The Trustee deposits the funds collected as previously mentioned in a trust account. The funds previously mentioned are immediately reimbursed to the trustor provided there are no events of default or delay in the fulfillment of any obligation assumed towards the beneficiary.

          Banco Macro Bansud S.A. recorded the payments made in relation to the guarantee granted under "Loans".

          Afterwards, on September 25, 2003, it was agreed to restructure such debt, keeping the trust as guarantee for the loan granted. However, the trust did not operate since such date; therefore, no assets or liabilities are recorded.

     b)   Lujan trust

          On May 20, 2003, a trust agreement was signed between Federalia S.A. de Finanzas, in its capacity as trustor, and Sud Inversiones y Analisis S.A., in its capacity as trustee, whereby a financial trust named "Lujan" was created to sell the corpus assets (real property), and to pay off the certificates of participation issued with the proceeds. For such purpose, certificates of participation were issued in two classes: Class "A" in the amount of 34,800, and class "B", whose redemption value is subordinate to the actual payment of the full amount of the class "A" certificate of participation, plus any interest and, consequently, will confer the right to the remaining proceeds of the sale.

          On July 15, 2004, the parties agreed to split class "A" certificates of participation into two certificates of participation, the class "Nuevo A" certificate of participation for 26,542, with a priority right, and class "A Prima" certificate of participation in the amount of 8,258, subordinate to "Nuevo A" certificate of participation. Subsequently, on October 14 and November 24, 2004, the parties agreed to reduce the Certificate of Participation class "Nuevo A", which was issued for a face value of 18,507, and increase the face value of the Certificate of Participation class "A PRIMA" to 16,293.

          As of December 31, 2005, corpus assets amounted to about 49,400.

     c)   Mypes II (a) trust

          On May 26, 2004, Sud Inversiones y Analisis S.A., in its capacity as trustee, entered into a trust agreement with the Federal Executive Branch, through the Ministry of Economy and Production, hereinafter "Trustor-Beneficiary", the Under-department of Small- and Medium-sized Enterprises belonging to the Ministry of Economy and Production, in its capacity as executor and organizer, whereby an ordinary trust called "Mypes II (a)" was created for the purpose of granting financial assistance to small- and medium-sized enterprises: In this regard, the Trustor-Beneficiary assigned the following assets to the trust:

                        CONSOLIDATED FINANCIAL STATEMENTS
                                WITH SUBSIDIARIES
                          (Section 33, Law No. 19,550)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
       (Translation of financial statements originally issued in Spanish -
              See Note 22 of the stand-alone financial statements)
                     (Figures stated in thousands of pesos)

             -  The funds contributed by the Trustor and Beneficiary.
             - The loans granted by the intermediary financial institutions (IFI's), which are assigned and discounted by the Trustee.
             - The rights and privileges arising from the assignment of receivables as guarantee or pledge in favor of the trust.

          The loans that the IFIs will discount with the Trustee will be granted to the Mypes (medium- and small-sized companies) eligible for such financing under the Loan Agreement BID 1,192/OC and the trust agreement.

          On August 19, 2005, the trust agreement was amended through Resolution No. 389/2005 issued by the Ministry of Economy and Production to continue supporting through credit the increase in the production capacity of micro-, small- and medium-sized companies, for the purpose of improving their market competitiveness and help reduce unemployment.

     d)   Northia trust

          On December 31, 2004, Sud Inversiones & Analisis S.A., in its capacity as trustee, Laboratorios Northia S.A.C.I.F.I.A., in its capacity as trustor and/or debtor and Banco Macro Bansud S.A., in its capacity as beneficiary, entered into a guarantee trust agreement called "Northia Trust", the purpose of which was: (i) to ensure punctual compliance with the obligations assumed by the trustor under the loan for consumption agreement; and (ii) to establish a mechanism that would allow settling the trustor's payment obligations under the loan for consumption agreement, according to the payment schedule and the corpus assets distribution system provided for in the trust agreement.

          The Trustor assigns and transfers in trust the following to the
          Trustee:

             - The collection rights derived from the sales of products made (but not yet paid) and those to be made by the trustor in the future.
             - The amounts the trustor is entitled to collect by virtue of the manufacturing and/or pharmaceuticals supply agreements.
             -  The trustor's collection of its present and future billing.
             - The amounts that the Trustor is entitled to collect for any reason and for whatever items related to and/or directly or indirectly resulting from the Trustor's products or business activities.
             - The amounts that the trustor is entitled to collect for any reason whatsoever, either past and/or present and/or future (collectively referred to with the preceding items as the "Collection Rights") related to the production and sale of its products.

                        CONSOLIDATED FINANCIAL STATEMENTS
                                WITH SUBSIDIARIES
                          (Section 33, Law No. 19,550)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
       (Translation of financial statements originally issued in Spanish -
              See Note 22 of the stand-alone financial statements)
                     (Figures stated in thousands of pesos)

     e)   Fenoglio and Desarrollo PI trust

          On December 30, 2004, Desarrollo Pi S.A. and an individual subscribed a Shares of Stock Sale Agreement subject to a condition subsequent. The parties have agreed that, until the Court Ruling that is the subject matter of the condition subsequent is entered, the stock purchase price (USD 1,750,000) shall remain deposited in a trust account.

          Therefore, on September 30, 2004, S.I.A.S.A., as trustee, the individual and Desarrollo PI S.A., as A and B beneficiaries, respectively, entered into an agreement to create the guarantee trust named Fenoglio trust.

          Afterwards, on July 29, 2005, such judicial resolution was enacted and, therefore, on August 5, 2005, the parties signed an agreement to release funds. Such agreement set forth that, by releasing the residual fund, which occurred on March 13, 2006, the trust was definitely extinguished and liquidated.

          Additionally, on December 30, 2004, Sud Inversiones & Analisis S.A., in its capacity as trustee, Desarrollo Pi S.A., in its capacity as trustor and Banco Macro Bansud S.A., in its capacity as beneficiary, entered into a guarantee trust agreement called "Desarrollo Pi trust" to guarantee the repayment of the obligations assumed by the trustor towards the beneficiary pursuant to the three loan for consumption agreements. To such end, the Trustor assigned and transferred to the
          Trustee:

             -  all the Trustor's rights as "B" Beneficiary of Fenoglio trust;
             -  the shares;
             -  the rights related to Desarrollo Pi because of the option.

          On September 4, 2005, the parties agreed upon the manner in which the voting rights stemming from the shares of Desarrollo Pi trust would be exercised. In this regard, the Trustee shall keep the ownership of the shares until the full settlement of the loan for consumption agreements granted by Banco Macro Bansud S.A., and shall not be allowed to dispose of the shares in any way other than under the terms and conditions provided in the trust agreement.

          On May 29, 2006, Desarrollo PI S.A. settled all the obligations assumed with Banco Macro Bansud S.A., in guarantee of which the referred trust had been created. On July 19, 2006, the trust was extinguished and liquidated.

                        CONSOLIDATED FINANCIAL STATEMENTS
                                WITH SUBSIDIARIES
                          (Section 33, Law No. 19,550)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
       (Translation of financial statements originally issued in Spanish -
              See Note 22 of the stand-alone financial statements)
                     (Figures stated in thousands of pesos)

     f)   Pulte trust

          On January 6, 2005, Sud Inversiones y Analisis S.A., in its capacity as trustee, Pulte S.R.L., in its capacity as trustor and/or residual beneficiary and Banco Macro Bansud S.A., in its capacity as beneficiary, entered into a guarantee trust agreement called "Pulte Trust", the purpose of which was: (i) to ensure punctual compliance with the obligations assumed by the trustor with the beneficiary; and
          (ii) to establish a mechanism that would allow settling the trustor's payment obligations under the loan for consumption agreement, according to the payment schedule and the corpus assets distribution system provided for in the trust agreement.

          The Trustor assigns and transfers in trust the following to the
          Trustee:

             -  real property and certain rights related thereto;
             -  the shares;
             -  the rights related to the work projects; and
             - any other amount that the Trustor is entitled to collect for any item related to the corpus assets and/or deriving from its activities involving such assets.

          On December 29, 2005, as early partial settlements were made to the loan agreement, the parties mutually agreed to reverse certain real property under the trust on an early basis, returning them to the trustor's ownership.

          On March 07, 2006, Pulte S.R.L. settled all the obligations assumed with Banco Macro Bansud S.A., under the loan for consumption agreement in guarantee of which the referred trust had been created. The related procedures are being carried out to end "Pulte trust" and release corpus assets.

     g)   San Isidro trust

          On June 4, 2001, the former Banco Macro S.A.(replaced as from February 25, 2005, by Sud Inversiones y Analisis S.A.), as trustee , and the former Banco Republica S.A. de Finanzas, as trustor, entered into a trust agreement, whereby the "San Isidro" financial trust was set up. Under such agreement, the trustor assigned the trustee the fiduciary ownership of the property and plot of land located in the San Isidro district, Province of Buenos Aires, in order to realize them and use the proceeds to settle the certificates of participation: class "A", amounting to USD 2,988,000; class "B" for USD 3,546,000, and class "C" for the remainder. Subsequently, such certificates were switched into pesos a provided by Presidential Decree No. 214/02, as amended and supplemented.

          As of December 31, 2005, corpus assets amounted to about 25,650.

                        CONSOLIDATED FINANCIAL STATEMENTS
                                WITH SUBSIDIARIES
                          (Section 33, Law No. 19,550)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
       (Translation of financial statements originally issued in Spanish -
              See Note 22 of the stand-alone financial statements)
                     (Figures stated in thousands of pesos)

     h)   Onext financial trust

          On May 19, 2005, Banco Macro Bansud S.A., Banco Credicoop Cooperativo Limitado, Dalvian House S.A. and Conjunto los Cerros S.A., in their capacities as trustors, Sud Inversiones y Analisis S.A., as trustee, and Dalvian S.A. and Tecan Austral S.A, entered into an agreement whereby the "Onext Financial Trust" was set up, by virtue of which the trustors conveyed the fiduciary ownership of the following assets to the trustee:

             -  Banco Macro Bansud S.A., the amount of 16,060.
             -  Credicoop, the amount of 16,060.
             - Dalvian House: the plots of land owned, including: a) the right to obtain and use the authorizations and any type of permissions in connection with such plots of land; and b) the price that might be obtained from any sale and/or any other way of legal divestiture of the plots of land, and
             - Conjunto los Cerros: the plots of land owned, including: a) the right to obtain and use the authorizations and any type of permissions in connection with such plots of land; and b) the price that might be obtained from any sale and/or any other way of legal divestiture of the plots of land.

          The purpose of such trust is to settle the debt securities issued by the trust and distribute the remaining corpus assets, if any, among the holders of the certificates of participations in their respective proportions. The Class "A" Debt Certificates were issued for a total face value of 32,120, and the Certificates of Participation were issued for a total face value of 48,947.

          As of December 31, 2005, corpus assets amounted to about 62,708.

     i)   Tucuman trust

          On August 31, 2005, Sud Inversiones y Analisis, in its capacity as trustee, Federalia Sociedad Anonima de Finanzas, Maxifarm S.A. and Gabrinel S.A., in their capacity as trustors, and Banco Macro Bansud S.A., in its capacity as potential trustor, and the securities holders, in their capacity as beneficiaries, entered into a trust agreement that created the "Tucuman" financial trust, whereby the trustors assign to the trustee the fiduciary ownership of the following debt certificates issued by the Republica trust:

             - Federalia assigned "A" debt securities for a face value of 48,402 (residual value of 45,558) and "C" debt securities for a face value of 1,754.
             - Maxifarm assigned "A" debt securities for a face value of 39,285 (residual value of 36,987), "B" debt securities for a face value of 206, and "C" debt securities for a face value of 3,154.
             - Gabrinel assigned "A" debt securities for a face value of 13,662 (residual value of 12,204).

                        CONSOLIDATED FINANCIAL STATEMENTS
                                WITH SUBSIDIARIES
                          (Section 33, Law No. 19,550)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
       (Translation of financial statements originally issued in Spanish -
              See Note 22 of the stand-alone financial statements)
                     (Figures stated in thousands of pesos)

          The purpose of such trust is to guarantee the payment of the certificates of participation issued (class "A" certificate -- Nos. 1, 2 and 3 -- for a total face value of Ps. 61,000, and class "B" certificates).

          As of December 31, 2005, corpus assets amounted to about 12,370.

     j)   Puerto Madero Siete trust

          On September 27, 2005, Sud Inversiones y Analisis S.A., in its capacity as trustee, and certain Bank shareholders, among others, in their capacity of trustors, and the holders of securities as beneficiaries, entered into a trust agreement to create Puerto Madero Siete financial trust, the purpose of which is to purchase certain real property (Dock 1, East Side of Puerto Madero) and, potentially, other real property to develop a business plan in the Puerto Madero area, City of Buenos Aires.

          The trustors assign and transfer to the trustee the following corpus assets:

             -  Initial contributions.
             - The additional funds in Argentine pesos and/or foreign currency the beneficiaries may potentially contribute to carry out the business plan.
             - Any other assets and rights that may be incorporated to the Trust during its performance(the foreseen real property, other real property, buildings, facilities and fixtures and any other elements affixed to or planted in the land of the property originally foreseen or any other property, any other assets, rights or obligations incorporated into the Trust for any reason).

          Following the initial and additional contributions, the Trustee issued Certificates of Participation for an equivalent nominal value, which were originally subscribed by the Trustors.

          As of December 31, 2005, corpus assets amounted to about 202,894.

     k)   TST&AF trust

          On November 29, 2005, to replace the Trustee of the TST&AF trust an agreement was entered into between Austral Financial LLC (formerly known as Tishman Speyer - Citigroup Alternative Investments and Austral Financial LLC), in its capacity as Trustor, First Trust of New York, National Association, Permanent Representation Office in Argentina, in its capacity as Trustee, Sud Inversiones & Analisis, in its capacity as Substitute Trustee and Austral Financial LLC, Proa del Puerto S.A. and Sud Bank and Trust Company Limited, in its capacity as Beneficiaries, whereby the Trustee ratifies its express and irrevocable resignation as trustee, the Beneficiaries ratify the acceptance of the Trustee's resignation and appoint Sud Inversiones & Analisis S.A. as Substitute Trustee of the Trust.

                        CONSOLIDATED FINANCIAL STATEMENTS
                                WITH SUBSIDIARIES
                          (Section 33, Law No. 19,550)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
       (Translation of financial statements originally issued in Spanish -
              See Note 22 of the stand-alone financial statements)
                     (Figures stated in thousands of pesos)

          Sud Inversiones & Analisis S.A., in its capacity as Substitute Trustee, will manage the following assets:

             - The site located at Block 1, "I", Dock IV, in Puerto Madero, City of Buenos Aires, intended for the construction of a real estate project; and the rights thereon.
             - All other assets to be incorporated into the Trust through the subscription of Securities.
             - All improvements, constructions and facilities incorporated to the Project.
             -  The rights deriving from the Project contracts.
             -  All financial assets held in fiduciary ownership by the Trustee.
             - Such party's rights and obligations regarding the documents enumerated in the agreement.
             -  Name and title to the payments account.

          The purpose of the trust is to develop a real estate project and the subsequent sale thereof to settle the debt securities issued.

          As of December 31, 2005, corpus assets amounted to about 77,713.

     l)   CIYPSA trust

          On January 26, 2006, Sud Inversiones y Analisis S.A., in its capacity as trustee, Compania de Inversiones y Participaciones S.A. (CIYPSA)., in its capacity as trustor and/or ultimate beneficiary and Banco Macro Bansud S.A., in its capacity as beneficiary, entered into a guarantee trust agreement called "CIYPSA trust", the purpose of which is to guarantee the repayment of the obligations assumed by the trustor towards the beneficiary by virtue of a loan for consumption agreement.

          The trustor assigned in trust to the trustee all the rights and actions to which the trustor is entitled as purchaser under the three bills of sale that the latter entered into on November 18, 2005, whereby First Trust of NY, N.A., in its capacity as trustee of the "TST & AF financial trust" sold to the trustor the real property located at Manzana 1 I, Lado Este, Dique IV (Block 1, East Side, Dock
          IV) of the Puerto Madero District in the City of Buenos Aires.

     m)   Edificio Torre Olmos trust

          On February 1, 2006, Sud Inversiones y Analisis S.A., in its capacity as Trustee, Grunhaut Construcciones S.A., in its capacity as Trustor and Nuevo Banco Suquia S.A., in its capacity as Beneficiary, entered into a guarantee trust agreement called "Edificio Torre Olmos trust", the purpose of which is to guarantee punctual compliance with the Guaranteed Obligations assumed by the Trustor with the beneficiary under the loan for consumption agreement and to establish a mechanism that will allow settling the Trustor's payment obligations under the loan for consumption agreement, according to the payment schedule and the corpus assets distribution system stipulated in the trust agreement.

                        CONSOLIDATED FINANCIAL STATEMENTS
                                WITH SUBSIDIARIES
                          (Section 33, Law No. 19,550)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
       (Translation of financial statements originally issued in Spanish -
              See Note 22 of the stand-alone financial statements)
                     (Figures stated in thousands of pesos)

          The Trustor assigns and transfers in trust to the Trustee the following assets:

             - The real property including (without limitation): (i) the receivables and money resulting from the real property insurance; (ii) the right to obtain and use the authorizations and any type of permissions in connection with the real property; and (iii) any price that might be obtained from the sale and/or any other way of legal divestiture of the real property.
             -  The rights related to the work projects.
             - Any other amount that the trustor is entitled to collect: (i) for any reason, item and/or description whatsoever related to and/or derived from, either directly or indirectly, the corpus assets, including commissions, charges and fees; and/or (ii) derived from any activity performed and/or to be performed in connection with the corpus assets.

     n)   RETUC 1 trust

          On March 31, 2006, Sud Inversiones y Analisis S.A., in its capacity as Trustee, and Banco Macro Bansud S.A., in its capacity as trustor and original beneficiary, entered into a Financial Trust Agreement called "RETUC 1", the purpose of which is to perform and manage the collection of certain receivables transferred by the trustor. Pursuant to the execution of the agreement and the payment of the initial contribution, valued at 2,000, the Trustee issued, for the same nominal value, a Certificate of Participation No. 1, originally subscribed by the Trustor.

          The Trustor assigns and transfers in trust the following to the
          Trustee:

             -  the receivables (to which it assigns a nominal value of 2,000);
             - all rights, actions, claimable interest and guarantees over the receivables;
             - the right to receive and collect any and all amounts due from or payable by any person related to the loans;
             - the funds deposited in the collection account, the expenses account and other trust-fund accounts;
             - the funds resulting from converting the abovementioned items into cash, other liquid assets and any other revenue or gain from the abovementioned items;
             -  the funds resulting from the investment of liquid funds;
             -  the additional contributions.

     o)   London trust

          On May 23, 2006, Sud Inversiones y Analisis S.A., in its capacity as Trustee, London Supply S.A.C.I.F.I., in its capacity as trustor and/or ultimate beneficiary, and Banco Macro Bansud S.A. as beneficiary, entered into a trust agreement called "London guarantee trust" for the purpose of guaranteeing to the beneficiary the collection of principal, interest, expenses and any other amount due as a result of the loan granted by the beneficiary to the trustor.

                        CONSOLIDATED FINANCIAL STATEMENTS
                                WITH SUBSIDIARIES
                          (Section 33, Law No. 19,550)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
       (Translation of financial statements originally issued in Spanish -
              See Note 22 of the stand-alone financial statements)
                     (Figures stated in thousands of pesos)

          The Trustor assigns and transfers in trust the following to the
          Trustee:

             - 100% of all current and future collection rights for the airport taxes that the trustor is and will be entitled to collect by virtue of the concession contract;
             - all the amounts that the trustor was entitled to collect for any reason, account and/or item related to and/or deriving from airport taxes, either directly or indirectly, including any difference that the trustor may be entitled to collect as a result of an increase in airport taxes and/or any claim made to recognize a quoted price difference, among others, for the conversion into pesos of the airport taxes that were originally denominated in US dollars;
             - all the amounts that the trustor was entitled to collect before the concession grantor for an alleged early termination or concession redemption.

     p)   San Vicente trust

          On June 28, 2006, Sud Inversiones y Analisis S.A., as trustee, Unider Internacional S.A., as trustor, and Banco Macro Bansud S.A., as beneficiary, entered into a guarantee trust agreement for the purpose of (a) guaranteeing the payment of secured corporate bonds under the charge of SAN VICENTE, which arise from the refinancing agreement signed between the Company and the Bank and (b) fixing the terms and conditions whereby the trustee will manage corpus assets to the benefit of the beneficiary.

          The trustor assigns and transfers in trust to the trustee the rights related to Cometrans S.A.'s shares, which are owned by the trustor.

     q)   Tawer security agreement and trust assignment

          On July 7, 2006, Sud Inversiones y Analisis S.A., as guarantee depository and trustee, Tawer Construcciones S.A., as grantor and assignor, Royal Group Technologies del Sur S.A., as the Company, and Banco Macro Bansud S.A., as beneficiary, entered into a security and trust assignment agreement to provide a guarantee to the beneficiary regarding the due compliance with the secured corporate bonds assumed in the loan by Tawer with respect to the beneficiary.

          Assignor transfers to the trust the shares, the additional shares, the proceeds from shares and the rights to which it is entitled with respect to the company as a result of future contributions, creating a secured first-degree security agreement over them in favor of beneficiary.

                                                                  Jorge H. Brito
                                                                   Chairperson

                        CONSOLIDATED FINANCIAL STATEMENTS
                                WITH SUBSIDIARIES
                          (Section 33, Law No. 19,550)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
       (Translation of financial statements originally issued in Spanish -
              See Note 22 of the stand-alone financial statements)
                     (Figures stated in thousands of pesos)

                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 18, 2006

                                                        MACRO BANSUD BANK INC.


                                                        By:    /s/ Luis Cerolini
                                                               -----------------
                                                        Name:  Luis Cerolini
                                                        Title: Attorney-in-fact